EXHIBIT 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
by and among
THE GEO GROUP, INC.,
GEO ACQUISITION IV, INC.
and
BII HOLDING CORPORATION
December 21, 2010

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-iii-

TABLE OF DEFINED TERMS

Terms	Reference in Agreement
Acquisition Proposal	Section 6.09(b)
Action	Section 3.09
AEA	Preamble
AEA Parties	Recitals
Affiliate	Section 10.02(a)
Aggregate Estimated Merger Consideration	Section 2.01(f)(i)
Aggregate Merger Consideration Per Share	Section 2.01(a)
Aggregate Option Exercise Price	Section 2.01(f)(ii)
Aggregate Ticking Amount	Section 1.02
Aggregate Warrant Exercise Price	Section 2.01(f)(iii)
Agreement	Preamble
Balance Sheet	Section 3.07(a)
Balance Sheet Date	Section 3.07(a)
beneficial owner	Section 10.02(a)
BNPSC	Section 4.08
Books and Records	Section 6.10(a)
Business Day	Section 10.02(a)
Bylaws	Section 1.05(b)
Certificate of Incorporation	Section 1.05(a)
Certificate of Merger	Section 1.03
Certificates	Section 2.03(a)(i)
Claim Notice	Section 9.03(a)(i)
Closing	Section 1.02
Closing Cash	Section 2.01(f)(iv)
Closing Date	Section 1.02
Closing Date Statement	Section 2.02(a)(ii)
Closing Indebtedness	Section 2.01(f)(ix)
Closing Merger Consideration Per Share	Section 2.01(f)(v)
Closing Option Consideration Per Share	Section 2.01(f)(vi)
Closing Transaction Bonus Amount	Section 2.01(f)(vii)
Closing Warrant Consideration Per Share	Section 2.01(f)(viii)
Closing Working Capital	Section 2.01(f)(ix)
Code	Section 3.10(b)
Company	Preamble
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company ERISA Affiliate	Section 3.10(a)
Company Material Adverse Effect	Section 3.07(d)
Company Permits	Section 3.06
Company Stock Option	Section 10.02(a)
Company Stock Option Plan	Section 10.02(a)
Company Warrant	Section 10.02(a)
Confidentiality Agreement	Section 6.01(c)

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Terms	Reference in Agreement
Contract	Section 3.05(a)
control	Section 10.02(a)
Debt Financing Commitments	Section 4.08
Deductible	Section 9.02(c)
DGCL	Recitals
Dissenting Shares	Section 2.05(a)
Distribution Schedule	Section 2.02(a)(i)
Effective Time	Section 1.03
Eligible Holder	Section 2.01(a)
Eligible Share	Section 2.01(a)
Environmental Laws	Section 3.15(b)(i)
Environmental Permits	Section 3.15(b)(ii)
Equity Interests	Section 10.02(a)
Equity Rights	Section 10.02(a)
ERISA	Section 3.10(a)
Escrow Agent	Section 2.02(f)
Escrow Agreement	Section 2.02(f)
Estimated Closing Working Capital	Section 2.02(a)(ii)
Estimated Closing Cash	Section 2.02(a)(ii)
Estimated Closing Indebtedness	Section 2.02(a)(ii)
Estimated Merger Consideration	Section 2.01(f)(x)
Event	Section 3.07(d)
Exchange Act	Section 10.02(a)
Exchange Fund	Section 2.02(c)(viii)
Expenses	Section 8.03
Final Closing Cash	Section 2.04(c)
Final Closing Indebtedness	Section 2.04(c)
Final Purchase Price Adjustment Statement	Section 2.04(c)
Final Working Capital	Section 2.04(c)
Financial Plan	Section 3.07(c)
Financial Statements	Section 3.07(a)
Financing Sources	Section 4.08
Fully-Diluted Number	Section 2.01(f)(xi)
GAAP	Section 10.02(a)
Government Contract	Section 3.24(a)
Governmental Authority	Section 3.05(b)
Hazardous Substances	Section 3.15(b)(iii)
Holdback Amount	Section 2.01(f)(xii)
Holdback Fund	Section 2.01(f)(xiii)
HSR Act	Section 3.05(b)(ii)
Indebtedness	Section 10.02(a)
Indemnified Party	Section 9.03(a)(i)
Indemnified Persons	Section 6.11(a)
Indemnifying Party	Section 9.03(a)(i)
Intellectual Property	Section 3.13(a)

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Terms	Reference in Agreement
Intellectual Property Registrations	Section 3.13(b)
IP Licenses	Section 3.13(d)
IRS	Section 3.10(a)
Joint Direction	Section 2.01(f)(xiv)
Knowledge of the Company or Company’s Knowledge	Section 10.02(a)
Law	Section 3.05(a)
Leased Real Property	Section 3.12(a)
Letter of Transmittal	Section 2.03(a)(i)
Licensed Intellectual Property	Section 3.13(a)
Liens	Section 3.12(a)
Losses	Section 9.02(a)
Management Agreement	Section 10.02(a)
Material Contracts	Section 3.16(a)
Merger	Recitals
Merger Sub	Preamble
Negative Purchase Price Adjustment Amount	Section 2.04(e)
Net Holdback Amount	Section 2.01(f)(xv)
Net Holdback Amount Per Share	Section 2.01(f)(xvi)
Neutral Auditor	Section 2.04(c)
Notified Transaction Expenses	Section 2.01(f)(x)
NYSE	Section 4.04(b)
Objection Notice	Section 2.04(b)
Optionholder	Section 2.02(c)(v)
Organizational Documents	Section 3.02
Owned Intellectual Property	Section 3.13(a)
Parent	Preamble
Parent Indemnitees	Section 9.02(a)
Payoff Letters	Section 2.02(a)(iv)
Pending Claims	Section 9.04(b)
Permitted Liens	Section 10.02(a)
Person	Section 10.02(a)
Positive Purchase Price Adjustment Amount	Section 2.04(d)
Positive Purchase Price Adjustment Amount Per Share	Section 2.01(f)(xvii)
Plans	Section 3.10(a)
Pro Rata Portion	Section 10.02(a)
Purchase Price Adjustment Statement	Section 2.04(a)
Real Property Leases	Section 10.02(a)
Representatives	Section 6.01(a)
Section 262	Section 2.05(a)
Securities	Section 10.02(a)
Security Holder Indemnitees	Section 9.02(b)

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Terms	Reference in Agreement
Security Holders	Section 10.02(a)
Stockholder	Section 2.02(c)(iii)
Stockholders’ Agreement	Section 10.02(a)
Stockholders’ Representative	Preamble
Stockholders’ Representative Expenses	Section 10.12.(e)
Subsidiary	Section 10.02(a)
Surviving Corporation	Section 1.01
Target Cash	Section 2.01(f)(x)
Target Working Capital	Section 2.01(f)(x)
Tax or Taxes	Section 3.14(n)(i)
Tax Returns	Section 3.14(n)(ii)
Third Party Claim	Section 9.03(b)(i)
Transaction Bonuses	Section 3.22
Transactions	Recitals
Unvested Company Stock Option	Section 2.01(d)
Vested Company Stock Option	Section 2.01(d)
WARN	Section 3.12(d)
Warrantholder	Section 2.02(c)(iv)
WFIH	Section 4.08
WFS	Section 4.08
280G Approval	Section 6.12

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AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 21, 2010, is entered into by and among BII Holding Corporation, a Delaware corporation (the “Company”), The GEO Group, Inc., a Florida corporation (“Parent”), GEO Acquisition IV, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), BII Investors IF LP, in its capacity as the stockholders’ representative hereunder (the “Stockholders’ Representative”), and AEA Investors 2006 Fund L.P. (“AEA”).
RECITALS
     WHEREAS, the Company and Parent desire to enter into this Agreement for the purpose of setting forth certain representations, warranties and covenants made as inducements to the execution and delivery of this Agreement and the consummation of the merger of Merger Sub with and into the Company in accordance with the Delaware General Corporation Law (the “DGCL”) and the terms of this Agreement, pursuant to which the Company will be the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”);
     WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub have (i) determined that it is advisable and in the best interests of their respective corporations and stockholders to enter into this Agreement, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), and (iii) adopted resolutions declaring the Merger advisable;
     WHEREAS, concurrently with the execution of this Agreement, certain Affiliates of AEA (the “AEA Parties”) are entering into a voting agreement pursuant to which each of the AEA Parties is agreeing, among other things, to vote all of its shares of Company Common Stock in favor of this Agreement and the Transactions;
     WHEREAS, following the execution of this Agreement, the Company will obtain and deliver to Parent the written consent of the AEA Parties, who collectively own 86.3% of the issued and outstanding shares of common stock of the Company, par value $0.01 per share (“Company Common Stock”), irrevocably approving this Agreement and the Transactions; and
     WHEREAS, concurrently with the execution of this Agreement, each of the employees of the Company listed on Exhibit A hereto is entering into an Employment Agreement with the Company, which Employment Agreement shall become effective upon the Closing.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
THE MERGER
     SECTION 1.01 The Merger. Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate corporate existence of

Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).
     SECTION 1.02 Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Transactions (the “Closing”) will take place at the offices of Akerman Senterfitt, One Southeast Third Avenue, Suite 2800, Miami, Florida 33131, at 11:00 a.m., Eastern Standard Time, on the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those that by their terms are to be satisfied or waived at the Closing), or such other time, date and/or place as is agreed to in writing by Parent and the Company (the date of the Closing, the “Closing Date”), it being understood and agreed that Parent may, by written notice to the Company, elect to delay the Closing up to March 30, 2011, provided that, if all of the conditions set forth in Sections 7.01 and 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, including Section 7.02(f)), Parent shall pay (if the Company is not then in breach of this Agreement), as additional consideration, an aggregate amount (the “Aggregate Ticking Amount”) equal to the sum of (a) $50,000 per day for each day that the Closing does not occur on or after February 15, 2011 up to and including February 28, 2011, plus (b) $100,000 per day for each day that the Closing does not occur on or after March 1, 2011, in each case from the applicable date up to the date the Closing occurs or this Agreement is terminated in accordance with its terms.
     SECTION 1.03 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, simultaneously with the Closing, Parent and the Company shall (i) file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and (ii) make all other filings or recordings required under the DGCL to effect the Merger. The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as Parent and the Company shall specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”
     SECTION 1.04 Effect of the Merger. From and after the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL.
     SECTION 1.05 Certificate of Incorporation; Bylaws.
          (a) At the Effective Time, and by virtue of the Merger, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time (the “Certificate of Incorporation”), shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by Law.
          (b) At the Effective Time, and by virtue of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (the “Bylaws”), shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the Certificate of Incorporation and as provided by Law.

     SECTION 1.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.
ARTICLE II
CONVERSION OF SECURITIES
     SECTION 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following Securities:
          (a) Conversion of Company Common Stock. Each share of Company Common Stock (other than any shares to be canceled pursuant to Section 2.01(b), shares owned by any direct or indirect wholly-owned Subsidiary of the Company and any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be canceled and shall be converted automatically into the right to receive an amount in cash, without interest, equal to the sum of (i) the Closing Merger Consideration Per Share, plus (ii) the Net Holdback Amount Per Share, if any, plus (iii) the Positive Purchase Price Adjustment Amount Per Share, if any (such sum, the “Aggregate Merger Consideration Per Share”). Each share of Company Common Stock converted into the right to receive the Aggregate Merger Consideration Per Share pursuant to this Section 2.01(a) shall be referred to herein as an “Eligible Share” and the holder thereof shall be referred to herein as an “Eligible Holder”.
          (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock held in the treasury of the Company and each share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.
          (c) Capital Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
          (d) Company Stock Options. Each outstanding Company Stock Option that is both vested and exercisable at the Effective Time (“Vested Company Stock Option”) shall be cancelled and shall be converted into and represent the right to receive from the Surviving Corporation (subject to compliance with Section 2.03), in respect of each share of Company Common Stock underlying such Company Stock Option, an amount in cash, without interest, equal to (i) the Aggregate Merger Consideration Per Share minus (ii) the exercise price for such share of Company Common Stock pursuant to such Company Stock Option. Each outstanding Company Stock Option that is either not vested or not exercisable at the Effective Time (“Unvested Company Stock Option”), shall be cancelled and rendered null and void, with no consideration of any kind payable to any Person with respect to such Unvested Company Stock Option.
          (e) Company Warrants. Each outstanding Company Warrant, whether or not then exercisable, shall be cancelled and shall be converted into and represent the right to receive from the Surviving Corporation (subject to compliance with Section 2.03), in respect of each share of Company Common Stock underlying such Company Warrant, an amount in cash, without interest, equal to (A) the Aggregate Merger Consideration Per Share minus (B) the exercise price for such share of Company Common Stock pursuant to such Company Warrant.
          (f) Certain Definitions. For purposes of this Agreement:
          (i) “Aggregate Estimated Merger Consideration” means Estimated Merger Consideration plus (A) the Aggregate Option Exercise Price plus (B) the Aggregate Warrant Exercise Price.
          (ii) “Aggregate Option Exercise Price” means the aggregate amount that would be paid to the Company in respect of all Vested Company Stock Options if the holders of such Vested Company Stock Options exercised such Vested Company Stock Options for cash immediately prior to the Effective Time.
          (iii) “Aggregate Warrant Exercise Price” means the amount that would be paid to the Company in respect of all the Company Warrants outstanding immediately prior to the Effective Time if the holders of such Company Warrants exercised such Company Warrants for cash immediately prior to the Effective Time.
          (iv) “Closing Cash” means the aggregate amount of cash and cash equivalents of the Company and the Subsidiaries, in each case determined in accordance with GAAP as of the close of business on the date immediately preceding the Closing Date.
          (v) “Closing Merger Consideration Per Share” means the amount equal to the quotient of (A) the amount equal to (1) the Aggregate Estimated Merger Consideration, minus (2) the Holdback Amount, divided by (B) the Fully Diluted Number.
          (vi) “Closing Option Consideration Per Share” means, with respect to each share of Company Common Stock underlying any Vested Company Stock Option, (A) the Closing Merger Consideration Per Share minus (B) the exercise price for such share of Company Common Stock.
          (vii) “Closing Transaction Bonus Amount” means the aggregate amount of all Transaction Bonuses to be paid at the Closing.
          (viii) “Closing Warrant Consideration Per Share” means, with respect to each share of Company Common Stock underlying any Company Warrant, (A) the Closing Merger Consideration Per Share minus (B) the exercise price for such share of Company Common Stock.

          (ix) “Closing Working Capital” means (A) the sum of the total current assets of the Company on a consolidated basis as of the close of business on the date immediately prior to the Closing Date, minus (B) the sum of the total current liabilities of the Company on a consolidated basis as of the close of business on the date immediately prior to the Closing Date, in each case, calculated in accordance with GAAP applied on a consistent basis with the Financial Statements; provided, however, that (1) “current assets” shall exclude the Closing Cash, deferred tax assets, deferred financing fees, and AEA pre-paid fees and (2) “current liabilities” shall exclude the aggregate amount of all Indebtedness as of the close of business on the date immediately preceding the Closing Date (the “Closing Indebtedness”), the Closing Transaction Bonus Amount, deferred tax liabilities and the Notified Transaction Expenses.
          (x) “Estimated Merger Consideration” means (A) the sum of (1) Four Hundred Fifteen Million Dollars ($415,000,000), plus (2) the Aggregate Ticking Amount (if any), plus (3) the amount, if any, by which the Estimated Closing Cash is greater than One Million Five Hundred Thousand Dollars ($1,500,000) (the “Target Cash”), plus (4) the amount, if any, by which the Estimated Closing Working Capital is greater than Fifteen Million Eight Hundred Thousand Dollars ($15,800,000) (the “Target Working Capital”), minus (B) the sum of (1) the Estimated Closing Indebtedness, plus (2) the Closing Transaction Bonus Amount, plus (3) the amount, if any, by which the Estimated Closing Working Capital is less than the Target Working Capital, plus (4) the amount, if any, by which the Estimated Closing Cash is less than Target Cash, plus (5) the aggregate amount of all out-of-pocket fees, costs and expenses that have been incurred by the Company and any of the Subsidiaries in connection with the Transactions and which have not been paid by the Company prior to the Closing (the “Notified Transaction Expenses”).
          (xi) “Fully Diluted Number” means the aggregate number of shares of Company Common Stock issued and outstanding as of the Closing, plus the aggregate number of shares of Company Common Stock subject to issuance pursuant to the Vested Company Stock Options and the Company Warrants as of the Closing.
          (xii) “Holdback Amount” means Twelve Million Five Hundred Thousand Dollars ($12,500,000).
          (xiii) “Holdback Fund” means the Holdback Amount, plus or minus gains or losses from investments, and minus amounts disbursed therefrom, in each case pursuant to the terms of this Agreement.
          (xiv) “Joint Direction” means joint written instructions of Parent and the Stockholders’ Representative instructing the Escrow Agent to make a payment out of the Holdback Fund.
          (xv) “Net Holdback Amount” means the Holdback Fund, minus the aggregate sum of all amounts paid to the Security Holders out of the Holdback Fund pursuant to this Agreement and the Escrow Agreement.

          (xvi) “Net Holdback Amount Per Share” means (A) the Net Holdback Amount divided by (B) the Fully Diluted Number.
          (xvii) “Positive Purchase Price Adjustment Amount Per Share” means (A) the Positive Purchase Price Adjustment Amount divided by (B) the Fully Diluted Number.
     For the avoidance of doubt, the terms Aggregate Option Exercise Price and Aggregate Warrant Exercise Price are used herein solely for purposes of calculating the Aggregate Estimated Merger Consideration.
     SECTION 2.02 Closing Payments and Deliveries.
          (a) Pre-Closing Date Deliveries. As promptly as practicable after the date hereof, the Company will provide to Parent a schedule setting forth (A) a list of all the Security Holders entitled to payment pursuant to Article II and (B) an illustrative calculation of the aggregate amount that would be payable to each such Security Holder at the Closing pursuant to Article II, assuming the Closing occurred on the date hereof and on the basis of the assumptions set forth such calculation. At least three (3) Business Days prior to the Closing Date, the Company shall:
               (i) deliver to Parent a schedule (the “Distribution Schedule”) setting forth (A) a list of all the Security Holders entitled to payment pursuant to Article II and (B) the aggregate amount that would be payable to each such Security Holder at the Closing pursuant to Article II, assuming such Security Holder complies with the applicable provisions of this Agreement;
               (ii) deliver to Parent a written statement (the “Closing Date Statement”), (A) setting forth in reasonable detail the Company’s good faith estimate of (1) the Closing Working Capital (the “Estimated Closing Working Capital”), (2) the Closing Cash (the “Estimated Closing Cash”) and (3) the Closing Indebtedness (the “Estimated Closing Indebtedness”), and (B) setting forth the aggregate amount of (1) the Closing Transaction Bonus Amount and (2) the Notified Transaction Expenses;
               (iii) notify Parent in writing of the respective amounts and bank accounts to which each of the amounts payable pursuant to Section 2.02(c)(i) through Section 2.02(c)(viii) shall be paid. Any payments required to be made by Parent or the Surviving Corporation pursuant to this Article II shall be made by wire transfer of immediately available funds unless otherwise designated by the payee thereof; and
               (iv) deliver to Parent a payoff letter, in form and substance reasonably acceptable to Parent, from each holder of Indebtedness of the Company or any Subsidiary (other than Indebtedness described in clauses (ii) and (iii) of the definition thereof) providing that, upon the payment of the amounts specified therein (including any applicable per diem amounts), if such Indebtedness is secured, all Liens securing such Indebtedness shall thereby be released and authorizing the Company or its designees to file UCC-3 termination statements or take such other action necessary to evidence the termination of such Liens (collectively, the “Payoff Letters”).

          (b) Preparation of Closing Date Statement. The Company shall prepare the Closing Date Statement in accordance with the methodology set forth in Section 2.01(f)(ix), and include such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth therein. Parent and its Representatives shall have an opportunity to review and comment on the Closing Date Statement delivered to Parent by the Company pursuant to Section 2.02(a)(ii).
          (c) Closing Date Payments. At the Closing, Parent shall make the following payments:
               (i) to the account of each Person specified in the Payoff Letters, on behalf of the Surviving Corporation, an amount equal to the Indebtedness owing to such Person as set forth in the payoff letters delivered to Parent pursuant to Section 2.02(a)(iii);
               (ii) to an account designated by the Escrow Agent, an amount equal to the Holdback Amount, which shall be held by the Escrow Agent pursuant to the Escrow Agreement;
               (iii) to the account of each holder of Company Common Stock (each, a “Stockholder”) (excluding holders of Dissenting Shares) with respect to each share of Company Common Stock outstanding immediately prior to the Effective Time for which a Certificate and the related Letter of Transmittal has been properly surrendered to the Company as specified therein at least two Business Days prior to the Closing Date, an amount equal to (A) the Closing Merger Consideration Per Share, multiplied by (B) the number of shares of Company Common Stock held by such Stockholder immediately prior to the Effective Time;
               (iv) to the account of each holder of Company Warrants (each, a “Warrantholder”) in respect of each share of Company Common Stock underlying each of such Warrantholder’s Company Warrants for which a Letter of Transmittal has been properly delivered to the Company as specified therein prior to the Closing Date, an amount equal to (A) the Closing Warrant Consideration Per Share, multiplied by (B) the number of shares of Company Common Stock underlying such Warrantholder’s Company Warrants immediately prior to the Effective Time;
               (v) to an account designated by the Company, for distribution by the Company to each holder of Vested Company Stock Options (each, an “Optionholder”) in respect of each share of Company Common Stock underlying each of such Optionholder’s Vested Company Stock Options for which a Letter of Transmittal has been properly delivered to the Company as specified therein prior to the Closing Date, an amount equal to (A) the Closing Option Consideration Per Share, multiplied by (B) the number of shares of Company Common Stock subject to such Optionholder’s Vested Company Stock Options outstanding immediately prior to the Effective Time;
               (vi) to an account designated by the Company, an amount equal to the Transaction Bonus Amount, which shall be distributed by the Company to each Person to whom any Transaction Bonus is payable in accordance with the Transaction Bonus due to such Person;

               (vii) to the account of each Person to whom the Notified Transaction Expenses is owned, an amount equal to the Notified Transaction Expenses owing to such Person; and
               (viii) to an account designated by the Surviving Corporation, to be held in trust for the benefit of the Security Holders who are not receiving payment pursuant to clause (iii), (iv) or (v), as applicable, of this Section 2.02(c) at the Closing, an amount equal to the consideration that would have been payable to such Security Holders had they received payment of such consideration pursuant to clauses (iii), (iv) or (v), as applicable, of this Section 2.02(c) (the “Exchange Fund”).
          (d) The consideration paid by Parent or the Surviving Corporation to each Security Holder as set forth in Sections 2.02(c), in exchange for such Security Holder’s respective Certificates (as applicable) and related Letters of Transmittal shall be deemed to be full payment and satisfaction of all rights pertaining to the shares of Company Common Stock held by such Stockholder and the shares of Company Common Stock underlying the Vested Company Stock Options and Company Warrants held by such Optionholder and Warrantholder (subject to any other rights of such Security Holder under this Agreement). The Security Holders shall designate the bank accounts to which such payment shall be made in their respective Letters of Transmittal.
          (e) Exchange Fund. The Exchange Fund shall be held by the Surviving Corporation separate and apart from its other funds, as a trust fund, for the benefit of the Security Holders. The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall be invested by the Surviving Corporation in its reasonable discretion; provided, however, that the Exchange Fund shall not be invested in any manner that would preclude, limit or delay the Surviving Corporation from timely making all payments contemplated by this Article II; and provided, further, that, if invested, such investments shall be in short-term obligations of, or short-term obligations guaranteed by, the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in fully FDIC insured certificates of deposit.
          (f) Escrow Agreement. The Holdback Amount shall be delivered to an escrow agent mutually agreeable to Parent and the Stockholders’ Representative (the “Escrow Agent”) pursuant to an escrow agreement mutually agreeable (acting reasonably) to Parent and the Stockholders’ Representative (the “Escrow Agreement”). Other than with respect to payments, if any, to be released pursuant to Section 2.04(f) (which such amounts shall be released and paid in accordance with the terms set forth therein) and subject to the other applicable terms of this Agreement, the Holdback Fund shall be held in escrow for a period of twelve months following the Closing Date or, if later, until any timely indemnifiable claims pursuant to Article IX have been fully and finally resolved and shall thereafter be released from escrow pursuant to the terms of the Escrow Agreement.

     SECTION 2.03 Procedures for Payment of Merger Consideration.
          (a) Exchange Procedures.
               (i) Prior to the Effective Time, the Company shall mail, or shall cause to be mailed: (A) to each Stockholder, a letter of transmittal, in customary form and reasonably satisfactory to Parent and the Stockholders’ Representative (a “Letter of Transmittal”), specifying (1) that delivery shall be effected, and risk of loss and title to the certificates evidencing such Stockholder’s Eligible Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Surviving Corporation, and (2) instructions for use in effecting the surrender of such Stockholder’s Certificate(s) in exchange for payment pursuant to Section 2.02(c)(iii); (B) to each Optionholder, a Letter of Transmittal, which shall specify the instructions that each Optionholder must comply with prior to receiving payment pursuant to Section 2.02(c)(v); and (C) to each Warrantholder, a Letter of Transmittal, which shall specify the instructions that each Warrantholder must comply with prior to receiving payment pursuant to Section 2.02(c)(iv).
               (ii) After the Closing, all payments to which a Security Holder (to the extent such Security Holder did not receive payment at Closing) is entitled pursuant to this Article II shall be made from the Exchange Fund by the Surviving Corporation upon (A) the surrender by a Stockholder to the Surviving Corporation of such Stockholder’s Certificate, together with a properly completed and duly executed Letter of Transmittal, (B) the delivery by an Optionholder to the Surviving Corporation of such Optionholder’s Letter of Transmittal and (iii) the delivery by a Warrantholder to the Surviving Corporation of such Warrantholder’s Letter of Transmittal.
               (iii) In the event of a transfer of ownership of Eligible Shares that is not registered in the transfer records of the Company, the applicable payment for such Eligible Shares may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or similar Taxes required as a result of such payment or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.03, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive, upon such surrender, such Eligible Holder’s Pro Rata Portion of any payments to which an Eligible Holder is entitled pursuant to this Article II. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.
          (b) No Further Rights. From and after the Effective Time, holders of Certificates shall cease to have any rights as stockholders of the Company, except as provided herein or by Law.
          (c) Termination of Exchange Fund. Except as provided in Section 2.05 with respect to Dissenting Shares, any portion of the Exchange Fund reflecting amounts with respect to Securities that remains undistributed to Security Holders for one year after the Effective Time shall be delivered to Parent, upon demand, and any Security Holders who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of any amounts payable to such Person pursuant to this Agreement. Any portion of the Exchange Fund remaining unclaimed by Security Holders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
          (d) No Liability. None of the Stockholders’ Representative, Parent, Merger Sub or the Surviving Corporation shall be liable to any Security Holder for any cash (including any dividends or distributions with respect to such Securities) delivered to a public official pursuant to any abandoned property, escheat or similar Law.
          (e) Withholding Rights. Each of the Escrow Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Eligible Shares or Vested Company Stock Options or Company Warrants, such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax Laws. To the extent that amounts are so deducted or withheld and properly paid to the appropriate Tax authority by the Stockholders’ Representative, the Surviving Corporation or Parent, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Eligible Shares or Vested Company Stock Options or Company Warrants in respect of which such deduction and withholding was made by the Escrow Agent, the Surviving Corporation or Parent, as the case may be.
          (f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the agreement to provide a customary indemnity with respect to such lost Certificate, the Surviving Corporation shall pay in respect of such lost, stolen or destroyed Certificate the merger consideration to which the holder thereof is entitled pursuant to this Agreement.
          (g) Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Eligible Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by Law. At or after the Effective Time, any Certificates presented to the Surviving Corporation or Parent for any reason shall be canceled against delivery of the payments to which the holders thereof are entitled pursuant to this Article II.
     SECTION 2.04 Determination of Purchase Price Adjustment.
          (a) Within 60 days after the Closing Date, Parent shall prepare a statement (the “Purchase Price Adjustment Statement”) setting forth Parent’s good faith computation of the Closing Working Capital, the Closing Cash and the Closing Indebtedness, and Parent shall deliver such statement to the Stockholders’ Representative, together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Purchase Price Adjustment Statement. Following the delivery of the Purchase Price Adjustment Statement, the Surviving Corporation shall provide, and Parent shall cause the Surviving Corporation to provide, to the Stockholders’ Representative and its Representatives prompt and reasonable access to the Surviving Corporation’s auditors and accounting and other personnel and to the books and records of the Surviving Corporation and any other documents or information reasonably requested by the Stockholders’ Representative and its Representatives (including the work papers of the Surviving Corporation’s auditors), in order to allow the Stockholders’ Representative and its Representatives to verify the accuracy of the computation set forth in the Purchase Price Adjustment Statement.
          (b) If the Stockholders’ Representative disagrees with the calculation of any of the items set forth in the Purchase Price Adjustment Statement, the Stockholders’ Representative shall notify Parent in writing of such disagreement (an “Objection Notice”) within forty-five (45) days after receipt of the Purchase Price Adjustment Statement by the Stockholders’ Representative. Any Objection Notice shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) specify the line item or items in the Purchase Price Adjustment Statement with which the Stockholders’ Representative disagrees and the amount of each such line item or items as calculated by the Stockholders’ Representative. The Stockholders’ Representative shall be deemed to have agreed with all items and amounts included in the Purchase Price Adjustment Statement delivered pursuant to Section 2.04(a) except such items that are specifically disputed in the Objection Notice. If the Stockholders’ Representative fails to deliver an Objection Notice to Parent within forty-five (45) days after receipt of the Purchase Price Adjustment Statement by the Stockholders’ Representative, the Purchase Price Adjustment Statement shall be deemed final and binding on Parent, the Surviving Corporation, the Stockholders’ Representative and the Security Holders for purposes of this Agreement.
          (c) If the Stockholders’ Representative delivers an Objection Notice to the Purchase Price Adjustment Statement within 45 days following the receipt of such statement, then the Stockholders’ Representative and Parent shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiations not result in an agreement within 30 days after delivery of an Objection Notice, the issues remaining in dispute shall be submitted to a neutral auditor mutually agreeable to the Stockholders’ Representative and Parent (the “Neutral Auditor”). If Parent and the Stockholders’ Representative are unable to agree upon a Neutral Auditor within such time period, then the Neutral Auditor shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York. The Stockholders’ Representative and Parent shall furnish or cause to be furnished to the Neutral Auditor such work papers and other documents and information relating to the disputed issues as they may deem necessary or appropriate or as the Neutral Auditor may request and that are available to that party or its agents. Further, the Stockholders’ Representative and Parent shall be afforded the opportunity to present to the Neutral Auditor any material relating to the disputed issues and to discuss the issues with the Neutral Auditor, provided, however, that no party shall have any discussions with the Neutral Auditor without first providing the other parties with notice of such discussions and a reasonable opportunity to attend, observe or otherwise participate in such discussions. All fees and expenses relating to the work, if any, performed by the Neutral Auditor will be borne equally by Parent and the Stockholders’ Representative. The Neutral Auditor will deliver to Parent and the Stockholders’ Representative, as promptly as practicable and in any event within thirty (30) days after its appointment, a written determination (which determination shall include a worksheet setting forth all material calculations used in arriving at such determination and shall be based solely on information provided to the Neutral Auditor by Parent and the Stockholders’ Representative or their respective Affiliates) of the disputed items. In resolving any disputed item, the Neutral Auditor: (i) shall be bound by the principles set forth in this Section 2.04 and (ii) shall limit its review to the line items and items specifically set forth in and properly raised in an Objection Notice. The Neutral Auditor’s determination shall be final and binding upon all of the parties to this Agreement and the Security Holders. Upon the agreement of Parent and the Stockholders’ Representative or the decision of the Neutral Auditor, or if the Stockholders’ Representative fails to deliver an Objection Notice to Parent within the forty-five (45) day period provided in Section 2.04(b), the Purchase Price Adjustment Statement, as adjusted (if necessary) pursuant to the terms of this Agreement, shall constitute the final Purchase Price Adjustment Statement for purposes of this Section 2.04 (the “Final Purchase Price Adjustment Statement”). The Working Capital, the Closing Cash and the Closing Indebtedness, each as shown on the Final Purchase Price Adjustment Statement, shall constitute the “Final Working Capital,” the “Final Closing Cash” and the “Final Closing Indebtedness”, respectively, for all purposes hereunder.
          (d) If (i) (A) the sum of the Final Working Capital, plus the Final Closing Cash, minus (B) the Final Closing Indebtedness, exceeds (ii) (A) the sum of the Estimated Working Capital, plus the Estimated Closing Cash, minus (B) the Estimated Closing Indebtedness, by an amount greater than zero (such amount, the “Positive Purchase Price Adjustment Amount”), then Parent shall deliver to the Stockholders’ Representative a cash payment equal to the Positive Purchase Price Adjustment Amount, for distribution to the Security Holders in accordance with Section 2.04(f).
          (e) If (i) (A) the sum of the Estimated Working Capital, plus the Estimated Closing Cash, minus (B) the Estimated Closing Indebtedness, exceeds (ii) (A) the sum of the Final Working Capital, plus the Final Closing Cash, minus (B) the Final Closing Indebtedness, by an amount greater than zero (such amount, the “Negative Purchase Price Adjustment Amount”), then Parent shall be entitled to receive a payment in cash out of the Holdback Fund in an amount equal to the Negative Purchase Price Adjustment Amount, and Parent and the Stockholders’ Representative shall deliver a Joint Direction instructing the Escrow Agent to a make a payment to Parent in an amount equal to the Negative Purchase Price Adjustment Amount.
          (f) As soon as reasonably practicable following receipt by the Stockholders’ Representative of payment of the Positive Purchase Price Adjustment Amount pursuant to Section 2.04(d), if any, the Stockholders’ Representative shall pay:
          (i) to each Stockholder, with respect to each share of Company Common Stock outstanding immediately prior to the Effective Time for which a Certificate (and the related Letter of Transmittal) has been properly surrendered, an amount equal to the Positive Purchase Price Adjustment Amount Per Share, if any;
          (ii) to each Optionholder, with respect to each share of Company Common Stock underlying each of such Optionholder’s Vested Company Stock Options

(and for which a Letter of Transmittal has been delivered), an amount equal to the Positive Purchase Price Adjustment Amount Per Share, if any; and
          (iii) to each Warrantholder with respect to each share of Company Common Stock underlying such Warrantholder’s Company Warrants (and for which a Letter of Transmittal has been delivered), an amount equal to the Positive Purchase Price Adjustment Amount Per Share, if any.
     SECTION 2.05 Dissenting Shares.
          (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any stockholder who is entitled to demand and properly demands the appraisal for such shares (the “Dissenting Shares”) pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into, or represent the right to receive, the merger consideration to which the holder thereof is entitled pursuant to this Agreement. Any such stockholder shall instead be entitled to receive payment of the fair value of such stockholder’s Dissenting Shares in accordance with the provisions of Section 262; provided, however, that all Dissenting Shares held by any stockholder who shall have failed to perfect or who otherwise shall have withdrawn or lost such stockholder’s rights to appraisal of such shares under Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive, subject to the terms of this Agreement, the consideration to which the holder thereof is entitled pursuant to this Agreement, without any interest thereon, upon surrender in the manner provided in Section 2.03 of the Certificate or Certificates that formerly evidenced such shares.
          (b) The Company shall comply in all respects with Section 262 including, without limitation, subsection (d) thereof. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of any shares of its capital stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the right to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
          (c) Upon the final resolution of any appraisal procedure pursuant to Section 262 with respect to Dissenting Shares, to the extent that the fair value as finally determined pursuant to Section 262 is less than the consideration to which the holder thereof is entitled pursuant to this Agreement, the Surviving Corporation shall pay such excess amount to the other Security Holders in accordance with their respective Pro Rata Portions.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company

Disclosure Schedule”), the Company hereby represents and warrants to Parent and Merger Sub as of the date of this Agreement and as of the Closing Date as follows:
     SECTION 3.01 Organization and Qualification; Subsidiaries.
          (a) The Company and each Subsidiary is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary.
          (b) Except as set forth in Section 3.01(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary owns, directly or indirectly, of record or beneficially, any outstanding voting securities or other Equity Interests of any kind or nature (whether controlling or not) in any corporation, limited liability company, partnership, trust, joint venture or other entity (including, but not limited to, any interest in any profits, capital or business of any entity), and neither the Company nor any of the Subsidiaries is a party to any Contract to acquire any such interest. Section 3.01(b) of the Company Disclosure Schedule sets forth a complete and correct list of all direct and indirect Subsidiaries, together with, for each such Subsidiary, (i) the jurisdiction of organization of such Subsidiary, (ii) each Person holding Equity Interests in such Subsidiary, and (iii) the type and nature of the Equity Interests held by each such Person and the percentage of ownership of such Subsidiary represented by such Equity Interests. Each of the Company and its Subsidiaries owns free and clear of all Liens, and has the unencumbered right to vote, all outstanding Equity Interests in each Person shown to be held by it in Section 3.01(b) of the Company Disclosure Schedule. All of the issued and outstanding capital stock of each such Person organized as a corporation is validly issued, fully paid and nonassessable and there are no outstanding Equity Rights with respect to such Person except as set forth in Section 3.01(b) of the Company Disclosure Schedule.
     SECTION 3.02 Certificate of Incorporation and Bylaws. The Company has made available to Parent a complete and correct copy of the certificate of incorporation and the bylaws, or equivalent organizational documents, in each case as amended to date (“Organizational Documents”), of the Company and each Subsidiary. Such Organizational Documents are in full force and effect and no other organizational documents are applicable or binding upon the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Organizational Documents.
     SECTION 3.03 Capitalization.
          (a) The authorized capital stock of the Company consists of 5,000,000 shares of Company Common Stock. As of the date hereof, 1,225,000 of such shares of Company Common Stock are issued and outstanding and none are held in treasury. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights. All shares of Company Common Stock and all other securities issued by the Company were issued in compliance with all applicable state and federal securities Law, and all offering memoranda or other offering materials relevant to such offerings. Section 3.03(a) of the Company Disclosure Schedule sets forth a complete list of the holders of all outstanding shares of Company Common Stock and the number and type of shares held by each such holder, and the share certificates issued to such holder in respect of such shares.
          (b) Section 3.03(b) of the Company Disclosure Schedule sets forth a complete list of all outstanding Company Stock Options, indicating with respect to each such Company Stock Option the name of the holder thereof, the Company Stock Option Plan under which it was granted, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price and the date of grant thereof. As of the date hereof, 205,090 shares of Company Common Stock are reserved for future issuance in connection with the Company Stock Option Plan (including shares reserved pursuant to outstanding Company Stock Options). Immediately following the Effective Date, there shall be no Company Stock Options or Company Warrants or other warrants outstanding. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule, there are no (i) Equity Rights of any character relating to the issued or unissued Equity Interests of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other Equity Interests in, the Company or any Subsidiary, or (ii) authorized, issued or outstanding securities, instruments, evidence of indebtedness or agreements convertible, exchangeable or exercisable for shares of capital stock or Equity Interests of the Company or any Subsidiary. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. Other than the Company Stock Option Plans, there are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or any other Person. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule, none of the Company or any Subsidiary is a party to any stockholders’ agreement, voting trust agreement or registration rights agreement relating to any equity securities of the Company or any Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any Subsidiary. All dividends on the Company Common Stock that have been declared or have accrued prior to the date of this Agreement have been paid in full.
          (c) Except as set forth in Section 3.03(c) of the Company Disclosure Schedules, as of the date hereof, the Company did not have, on a consolidated basis, outstanding Indebtedness exceeding Five Hundred Thousand Dollars ($500,000) in the aggregate.
          (d) The Distribution Schedule delivered by the Company to Parent pursuant to Section 2.02(a)(i) shall be true and correct in all material respects on the Closing Date.
     SECTION 3.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the

Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions, and the filing and recordation of appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity now or hereafter in effect.
     SECTION 3.05 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate any of the Organizational Documents of the Company or any Subsidiary, (ii) assuming that all consents, approvals and other authorizations set forth in Section 3.05(a) of the Company Disclosure Schedule have been obtained and that all filings and other actions set forth in Section 3.05(b) and Section 3.05(b) of the Company Disclosure Schedule have been made or taken, conflict with or violate in any material respect any statute, law, ordinance, regulation, rule, code, executive order, judgment, injunction, decree or other order (“Law”) applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected or (iii), except as set forth in Section 3.05(a) of the Company Disclosure Schedule, result in any material breach or violation of or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, require consent or result in a material loss of a material benefit under, give rise to any right or obligation under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract (written or oral), agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation (each, a “Contract”) which is material and to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected.
          (b) Except as set forth in Section 3.05(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, provincial, federal, state or local government, regulatory or administrative authority, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for the filing and recordation of (i) appropriate merger documents as required by the DGCL, (ii) filings pursuant to the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or (iii) appropriate documents with the relevant authorities of other states in which the Company or any Subsidiary is qualified to do business.

     SECTION 3.06 Permits; Compliance. Each of the Company and each Subsidiary is in possession of all material franchises, grants, authorizations, licenses and permits, and all easements, variances, exceptions, consents, certificates, approvals and orders of, any Governmental Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”). No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. Each of the Company and each Subsidiary is in material compliance with, all (a) Laws (including the Service Contract Act and the Fair Labor Standards Act) applicable to such entity or by which any property or asset of such entity is bound or affected and (b) Company Permits to which the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound.
     SECTION 3.07 Financial Statements; Undisclosed Liabilities.
          (a) The Company has delivered to Parent true, correct and complete copies of (i) the audited consolidated balance sheets of Behavioral Holding Corp. and its subsidiaries as of June 30, 2008, 2009 and 2010 and the related statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, together with the appropriate notes to such financial statements and the report thereon of PricewaterhouseCoopers LLP and (ii) the unaudited consolidated balance sheet of Behavioral Holding Corp. and its Subsidiaries as of November 30, 2010 (the “Balance Sheet” and the date of the Balance Sheet, the “Balance Sheet Date”) and the related statements of operations and cash flows for the five (5) months then ended (collectively, the “Financial Statements”). Except as set forth therein or in the notes thereto, such balance sheets and statements of income and cash flow, have been prepared in conformity with GAAP consistently applied, and fairly present in all material respects the consolidated financial position and results of operations and cash flow of Behavioral Holding Corp. and its subsidiaries as of their respective dates and for the respective periods covered thereby, subject, in the case of the Balance Sheet and the related unaudited statements of income and cash flows, to customary year end and audit adjustments of a normal, recurring type and the absence of footnote disclosure. The Financial Statements have been derived from the accounting records of the Behavioral Holding Corp. and its subsidiaries, represent only bona fide transactions and reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than Behavioral Holding Corp. and the other Subsidiaries are required by GAAP to be included in any of the Financial Statements.
          (b) Except as set forth in Section 3.07(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary is subject to any liability of the nature required to be reflected or disclosed in financial statements prepared in accordance with GAAP, whether absolute, contingent, accrued or otherwise, which is not shown or which is in excess of amounts shown or reserved for in the Financial Statements or the notes thereto, other than liabilities (i) incurred after the Balance Sheet Date in the ordinary course of business, (ii) disclosed in the Company Disclosure Schedule, or (iii) that would not, individually or in the aggregate, be material.
          (c) Section 3.07(c) of the Company Disclosure sets forth the Company’s most recent financial plan and projection through June 30, 2013 (the “Financial Plan”). The Financial Plan has been prepared by the Company in good faith.

          (d) Since June 30, 2010, a Company Material Adverse Effect has not occurred and, to the Company’s Knowledge, none is threatened or pending. “Company Material Adverse Effect” means any event, circumstance, development, change or effect (each, an “Event”) that, individually or in the aggregate with all other Events, is materially adverse to the business, operations, assets, financial condition or results of operations of the Company and the Subsidiaries taken as a whole, or which, with respect to the Company, would reasonably be expected to prevent or materially delay the Transactions or prevent or materially impair or delay the ability of the Company to perform its obligations hereunder. Notwithstanding the foregoing, a Company Material Adverse Effect shall not be deemed to include any Event to the extent resulting from any one or more of the following: (i) any Event in any of the industries in which the Company and its Subsidiaries operate generally, (ii) any Event in United States financial or securities markets, general economic or business conditions, or political or regulatory conditions, (iii) any change in Law or GAAP or the interpretation or enforcement of either, (iv) the execution and delivery of this Agreement, the pendency or public disclosure of this Agreement or the Transactions (or any action taken by a party in response to such announcement), or the consummation of the Transactions, or other communication by Parent or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to any of the businesses of the Company and the Subsidiaries including any loss or threatened loss of employees, customers, suppliers, distributors or others having relationships with the Company or any of the Subsidiaries, in each case to the extent arising out of the foregoing, (v) any outbreak or escalation of hostilities or war or any act of terrorism, (vi) any change resulting from any action taken or failed to be taken by the Company or its Affiliates at the written request of Parent or (vii) any failure, in of itself, of the Company or its Subsidiary to meet, with respect to any period or periods, any internal projections, forecasts, estimates of earnings or revenues, or business plans (it being understood that the facts and circumstances giving rise or contributing to any such failure may, unless otherwise excluded by another clause in this definition of “Company Material Adverse Effect,” be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would be reasonably be expected to occur), except, in the case of the foregoing clauses (i) through (iii) and (v) above, to the extent such changes cause a materially disproportionate impact on the Company and the Subsidiaries taken as a whole compared to the companies which operate in the industries in which the Company and the Subsidiaries operate as a whole.
          (e) Neither the Company nor any of its Subsidiaries is indebted to any director or officer of the Company or any of its Subsidiaries (except for amounts due as normal salaries and bonuses or in reimbursement of ordinary business expenses and directors’ fees) and no such Person is indebted to the Company or any of its Subsidiaries.
          (f) In the conduct of its business, the Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorizations.
     SECTION 3.08 Absence of Certain Changes or Events. Except as set forth in Section 3.08 of the Company Disclosure Schedule or as reflected on the Balance Sheet, since June 30, 2010, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course of business and in a manner consistent with past practice (it being understood that, for purposes of this Section 3.08, the taking of any action specifically required by this

Agreement or in furtherance of the Transactions shall be deemed to be in the ordinary course of business) and (b) neither the Company nor any Subsidiary has:
          (i) amended or otherwise changed its Organizational Documents;
          (ii) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;
          (iii) reclassified, combined, split, subdivided or redeemed, or purchased or otherwise acquired, directly or indirectly, any of its capital stock;
          (iv) increased the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business and in a manner consistent with past practice, or granted any severance or termination pay to, or entered into or amended any employment, bonus, change of control or severance agreement with, any director or officer or any other employee of the Company or of any Subsidiary, except in the ordinary course of business in a manner consistent with past practice;
          (v) suffered any damage, destruction or loss (whether or not covered by insurance), other than in the ordinary course of business, that has had a Company Material Adverse Effect;
          (vi) made any material change in any financial or Tax accounting methods or practices materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP or applicable Law;
          (vii) acquired any real property;
          (viii) made (other than in the ordinary course of business or consistent with past practice), revoked or rescinded any material Tax election, filed any amended material Tax Return, entered into any closing agreement relating to Taxes, waived or extended the statute of limitations in respect of the collection and assessment of Taxes (which, for the avoidance of doubt, shall not include an extension of any period for the filing of any Tax Return), settled or compromised any claim or dispute relating to Taxes in excess of $200,000, or surrendered any right to a claim for a Tax refund in excess of $200,000;
          (ix) canceled any debts owed to or claims held by the Company (including the settlement of any claims or litigation) or waived any other rights held by the Company other than in the ordinary course of business consistent with past practice;
          (x) settled any litigation brought against the Company for more than $100,000;
          (xi) made, or agreed to make, any payment of cash or distribution of assets outside the ordinary course of business consistent with past practice;

          (xii) made any material changes in the Company’s employment practices or procedures except in the ordinary course of business; or
          (xiii) authorized, made a commitment or agreed to do any of the foregoing.
     SECTION 3.09 Absence of Litigation. Except as set forth in Section 3.09 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, proceeding, hearing, petition, charge, complaint or investigation (an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary, or any property or asset of the Company or any Subsidiary, before any Governmental Authority or arbitrator which, if adversely determined, could involve liability of $25,000 or more. No officer or director of the Company is a defendant in any Action in connection with his status as an officer or director of the Company or any Subsidiary. Other than pursuant to the Organizational Documents of each of the Company and the Subsidiaries or any insurance policy or indemnification agreement for the benefit of directors or officers as set forth in Section 3.18 of the Company Disclosure Schedule, no Contract between the Company or any Subsidiary and any current or former director or officer exists that provides for indemnification. Neither the Company nor any Subsidiary nor any property or asset of the Company or any Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
     SECTION 3.10 Employee Benefit Plans.
          (a) Section 3.10(a) of the Company Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which the Company or any Subsidiary is a party, with respect to which the Company or any Subsidiary has any obligation, including contingent obligations or which are maintained, contributed to sponsored by or required to be contributed to by the Company or any Subsidiary or by any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”) for the benefit of any current or former employee, consultant, officer or director of the Company or any Company ERISA Affiliate (collectively, the “Plans”). The Company has made available to Parent a true and complete copy of each Plan and has made available to Parent a true and complete copy of (where applicable) (i) each trust or funding arrangement prepared in connection with each such Plan, (ii) the two most recently filed annual reports on Internal Revenue Service (“IRS”) Form 5500, (iii) the most recently received IRS determination letter for each such Plan, (iv) the two most recently prepared actuarial reports and financial statements in connection with each such Plan, and (v) the most recent summary plan description and any material written communications (or a description of any material oral communications) by the Company or any Subsidiary to any current or former employees, consultants, or directors of the Company or any Subsidiary concerning the extent of the benefits provided under a Plan.
          (b) Neither the Company nor any Subsidiary nor any Company ERISA Affiliate has now or at any time contributed to, sponsored, maintained or been required to contribute to (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the United States Internal Revenue Code of 1986, as amended (the “Code”) or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company, any Subsidiary or any Company ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA. Except for the Company Stock Option Plan, the Transaction Bonuses and as set forth in Section 3.10(b) of the Company Disclosure Schedule, no Plan exists that could result in the payment to any present or former employee, director or consultant of the Company or any Subsidiary of any money or other property or accelerate or provide any other rights or benefits to any current or former employee, director or consultant of the Company or any Subsidiary as a result of the consummation of the Transactions (whether alone or in connection with any other event).
          (c) With respect to the Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any Subsidiary or any Company ERISA Affiliate could be subject to any actual or contingent liability under the terms of such Plan or any applicable Law that would reasonably be expected to have a Company Material Adverse Effect.
          (d) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the IRS, covering all of the provisions applicable to the Plan for which determination letters or prototype opinion letters are currently available, stating that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no circumstance exists that would reasonably be expected to result in the revocation of such exemption.
          (e) (i) Each Plan has been established and administered in accordance with its terms, and in material compliance with the applicable provisions of ERISA, the Code and other applicable Laws, (ii) no Plan provides medical or dental benefits for any current or former employees or other service providers of the Company or any Subsidiary after termination of employment or other service other than the rights that may be provided by Section 4980B of the Code, and (iii) no Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.
          (f) With respect to any Plan, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the Knowledge of the Company, threatened, in each case, that would reasonably be expected to have a Company Material Adverse Effect.
          (g) Neither the Company nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any Person: (i) for the interest or additional tax set forth under Section 409A(a)(1)(B) of the Code; or (ii) for any tax pursuant to Section 4999 of the Code.
     SECTION 3.11 Labor and Employment Matters.
          (a) The Company has furnished to Parent a complete list (as of the date set forth therein) of names, positions and current annual salaries of the employees of the Company. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, there are no written or oral employment agreements or severance agreements with employees of the Company or arrangements requiring the payment of a bonus or other compensation as a result of the consummation of the Transactions.
          (b) There are no labor union or collective bargaining agreements in effect with respect to the employees of the Company. There is no unfair labor practice complaint against the Company pending, or, to the Knowledge of the Company, threatened before the National Labor Relations Board. There is no labor strike, arbitration, dispute, slowdown or stoppage. No labor organization or group of employees of the Company has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal.
          (c) The Company, during all applicable statute of limitation periods, has complied with all applicable laws, rules and regulations which relate in any way to the payment for hours worked, discrimination in employment, leave time, government contractor requirements collective bargaining and is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. The Company is in compliance with the requirements of the Workers Adjustment and Retraining Notification Act (“WARN”) and has no liabilities pursuant to WARN.
     SECTION 3.12 Real Property and Personal Property; Title to Assets.
          (a) Neither the Company nor any Subsidiary owns any real property or any interest in real property, except for the leasehold interests created under the Real Property Leases listed in Section 3.12(a) of the Company Disclosure Schedule and the real property subject thereto (the “Leased Real Property”), all of which are in full force and effect. Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, the Company or a Subsidiary has the right to quiet enjoyment of all the Leased Real Property for the full term of each such Real Property Lease (and any renewal option) relating thereto, and the leasehold or other interest of the Company or a Subsidiary in such Leased Real Property is not subject or subordinate to any subleases, mortgages, pledges, liens, restrictions, security interests, encumbrances, charges or other claims of third parties of any kind, including any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer (collectively,

“Liens”) other than Permitted Liens. Complete and correct copies of each Real Property Lease and any instruments evidencing Liens and in the possession of the Company or a Subsidiary with respect to each such parcel of Leased Real Property have heretofore been delivered by or on behalf of the Company to Parent.
          (b) Neither the whole nor any part of the Leased Real Property has been condemned or otherwise taken by any public authority or is currently being condemned or otherwise taken, and, to the Knowledge of the Company, no such condemnation or other taking is threatened or contemplated. Each of the Real Property Leases is valid, binding and in full force and effect as against the Company or a Subsidiary and, to the Company’s Knowledge, as against the other party thereto. Neither the Company nor any Subsidiary has received written notice under any of the Real Property Leases of any default which has not been cured to the satisfaction of the other party thereto, and, to the Company’s Knowledge, no event has occurred which, with notice or lapse of time or both, would constitute a material default by the Company or a Subsidiary. No security deposit or portion thereof deposited with respect to any Real Property Lease has been applied in respect of a breach of or a default under any such Real Property Lease that has not been redeposited in full. The Company or a Subsidiary has exercised within the time prescribed in each Real Property Lease any option provided therein to extend or renew the term thereof. There are no latent defects or adverse physical conditions affecting any of the material Leased Real Property or the improvements thereon, other than those that would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, the current use or occupancy of the Leased Real Property in compliance with all applicable zoning Laws
     SECTION 3.13 Intellectual Property.
          (a) “Intellectual Property” means all of the following arising pursuant to the Laws of any jurisdiction throughout the world, including such property that is owned by the Company or any Subsidiary (“Owned Intellectual Property”) and that in which the Company or any Subsidiary holds exclusive or non-exclusive rights or interests granted by license from other Persons (“Licensed Intellectual Property”):
          (i) trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by Law, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications;
          (ii) internet domain names registered in any generic top level domain by any authorized private registrar or Governmental Authority;
          (iii) copyrights in original works of authorship in any medium of expression, whether or not published (whether registered, unregistered or arising by Law), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications;

          (iv) confidential information, formulas, designs, devices, technology, know-how, research and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable; and
          (v) patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications.
          (b) Section 3.13(b) of the Company Disclosure Schedule lists all Owned Intellectual Property that is either subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing. All required filings and fees related to such Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and, to the Knowledge of the Company, all such Intellectual Property Registrations are subsisting.
          (c) Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, the Company or a Subsidiary owns all right, title and interest in and to the Owned Intellectual Property, free and clear of encumbrances. The Company is in compliance in all material respects with Laws applicable to the Owned Intellectual Property.
          (d) Section 3.13(d) of the Company Disclosure Schedule lists all licenses, sublicenses and other agreements whereby the Company or any Subsidiary is granted rights, interests and authority, whether on an exclusive or non-exclusive basis, with respect to any Licensed Intellectual Property that is used in the Company’s or any Subsidiary’s current business or operations (excluding (i) commercially available computer software licensed pursuant to “shrink-wrap,” “click-through” or other standardized licenses, and (ii) licenses of Intellectual Property that are incidental to products or services sold by or purchased by the Company or any Subsidiary) which is material to the Company and the Subsidiaries, taken as a whole (collectively, “IP Licenses”).
          (e) To the Knowledge of the Company, the conduct of the business of the Company and the Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any third party, and no claim has been asserted to the Company or any Subsidiary in writing that the conduct of the business of the Company and the Subsidiaries as currently conducted infringes or may infringe upon or misappropriates the intellectual property rights of any third party.
          (f) None of the material Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part, and to the Company’s Knowledge, no Person is engaging in any activity that infringes upon the Owned Intellectual Property or Licensed Intellectual Property.

          (g) The Company has taken all commercially reasonable actions (including executing non-disclosure and intellectual property assignment agreements, as appropriate) to protect, preserve and maintain the Owned Intellectual Property; and neither the execution of this Agreement nor the consummation of the Transactions shall impair in any material respect any of the Company’s or any Subsidiary’s rights with respect to the Owned Intellectual Property or, to the Knowledge of the Company, the Licensed Intellectual Property.
     SECTION 3.14 Taxes.
          (a) The Company and the Subsidiaries (i) have timely filed or caused to be filed or will timely file or cause to be filed (taking into account any extension of time to file granted or obtained) all federal Income and other material Tax Returns required to be filed by them, and all such filed Tax Returns are true, correct and complete in all material respects; and (ii) have timely paid or will timely pay all material Taxes due and payable, regardless of whether shown due on a Tax Return. All material Taxes required to have been withheld by or with respect to the Company and the Subsidiaries have been or will be timely withheld and remitted to the applicable Tax authority.
          (b) Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, there are no pending, in progress, or, to the Knowledge of the Company, threatened (in writing) audits, examinations, investigations, actions, suits, or other proceedings in respect of any Tax or Tax matter of the Company or any Subsidiary. No material deficiency for any Tax has been asserted or assessed by any Tax authority against the Company or any Subsidiary, which deficiency has not been satisfied by payment, settled or been withdrawn. There are no Tax liens on any assets of the Company or any Subsidiary (other than any liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings).
          (c) Neither the Company nor any subsidiary has made or is obligated to make, nor will any become obligated to make, any payment that would not be deductible pursuant to Section 162(m) or 280G of the Code or subject to the excise Tax under Section 4999 of the Code or that would give rise to any obligation to indemnify any Person for any excise Tax payment pursuant to Section 4999 of the Code.
          (d) Neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax collection, assessment or deficiency, which waiver or extension remains in effect.
          (e) No written claim is pending by a taxing authority in a jurisdiction where the Company or any Subsidiary does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax by such jurisdiction.
          (f) The Company and the Subsidiaries have not participated in any listed transactions as defined under Treasury Regulations Section 1.6011-4(b).
          (g) Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any item of deduction from, taxable income as a result of any (i) adjustment pursuant to Section 481 or Section 263A of the Code, the regulations thereunder or any similar provision under state or local Law, or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing.
          (h) Section 3.14(h) of the Company Disclosure Schedule sets forth all foreign jurisdictions in which the Company or any Subsidiary is subject to Tax.
          (i) Neither the Company nor any Subsidiary has been a member of an affiliated group (as defined in Section 1504 of the Code) or filed or been included in a combined, consolidated or unitary income Tax Return, in each case for any taxable period for which the statute of limitations has not expired (in each case, other than a group the common parent of which is the Company or any Company Subsidiary) or is a partner, member, owner or beneficiary of any material entity treated as a partnership or a trust for tax purposes that is not a Subsidiary.
          (j) Neither the Company nor any Subsidiary has any material liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign income Tax law), as transferee or successor, by contract or otherwise (other than a contract, agreement, or arrangement that is an ordinary course commercial contract, agreement, or arrangement the primary purpose of which does not relate to Taxes), other than with respect to the consolidated returns filed by the affiliated group of which the Company is the common parent.
          (k) Neither the Company nor any Subsidiary is a party to or bound by any tax allocation or tax sharing agreement, other than such an agreement that is an ordinary course commercial agreement the primary purpose of which does not relate to Taxes.
          (l) Neither the Company nor any Subsidiary has been a distributing corporation or a controlled corporation in the past five years in a transaction intended to be governed by Section 355 of the Code.
          (m) The complete text of agreements to which the Company and its Subsidiaries are subject relating to the payment of Tax Benefits in connection with the 2008 Acquisition is set forth in Section 3.14(m) of the Company Disclosure Schedule. There are no other terms, agreements or understandings, written or oral, relating to said payment.
          (n) For purposes of this Agreement:
          (i) “Tax” or “Taxes” shall mean (A) any and all federal, state, local and foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental or Tax authority, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B)

as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person.
          (ii) “Tax Returns” means any and all returns, declarations, claims for refund, or information returns or statements, reports and forms relating to Taxes filed with any Tax authority (including any schedule or attachment thereto) with respect to the Company or the Subsidiaries, including any amendment thereof.
     SECTION 3.15 Environmental Matters.
          (a) Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, (i) neither the Company nor any of the Subsidiaries is in material violation of any applicable Environmental Law; (ii) to the Knowledge of the Company, there has been no release of Hazardous Substances at, on or under any of the properties currently owned, leased or operated by the Company or any of the Subsidiaries that would reasonably be expected to result in a material liability or obligation under applicable Environmental Laws to the Company or any of the Subsidiaries; (iii) the Company and the Subsidiaries have obtained and are in material compliance with all Environmental Permits necessary to operate the business as it is currently being operated; and (iv) there are no written claims pending or, to the Knowledge of the Company, threatened against the Company or any of the Subsidiaries alleging material violations of or material liability or obligations under any Environmental Law; and (v) no Hazardous Substances have been generated, managed, handled, treated or stored at, or, to the Knowledge of the Company, been arranged for transportation or disposal, by the Company or any Subsidiaries at any properties currently or, to the Knowledge of the Company, previously, owned, leased or operated by the Company or any Subsidiaries, in each case, that would reasonably be expected to result in a material liability or obligation under applicable Environmental Laws to the Company or any of the Subsidiaries. The Company has provided or made available to Parent a copy of all material written studies, audits, assessments reports or investigations concerning compliance with, or liability or obligations under, any Environmental Law affecting the Company or any Subsidiary that is in the possession of the Company or any Subsidiary.
          (b) For purposes of this Agreement:
          (i) “Environmental Law” means any Law (including common law) of the United States federal, state, local or any other Governmental Authority, relating to (A) releases or threatened releases of Hazardous Substances, (B) the handling, transport, use, treatment, storage or disposal of Hazardous Substances and intended to address environmental concerns, or (C) pollution or protection of the environment, including, but not be limited to (i) the Federal Water Pollution Control Act, as amended (33 U.S.C. § 1251, et seq.); (ii) the Solid Waste Disposal Act, including the Resource Conservation and Recovery Act, as amended (42 U.S.C. § 6901, et seq.); (iii) the Comprehensive Environmental Response, Compensation, and Liability Act, as amended (42 U.S.C. § 9601, et seq.); (iv) the Federal Clean Air Act, as amended (42 U.S.C. § 7401, et seq.); (v) the Federal Clean Water Act, as amended (33 U.S.C. § 1251, et seq.); (vi) the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C. § 136, et seq.); (vii) the Toxic Substances Control Act, as amended (15 U.S.C. § 2601, et seq.); (viii) the Emergency Planning and Community Right-to-Know Act, as amended (42 U.S.C. § 11001, et. seq.);

(ix) the Occupational Safety and Health Act, as amended (29 U.S.C. § 650, et. seq.); (x) the Safe Drinking Water Act, as amended (21 U.S.C. § 349 and 42 U.S.C. §§ 201 and 300f, et seq.); (xi) the National Environmental Policy Act, as amended (42 U.S.C. § 4321, et seq.); (xii) the Hazardous Materials Transportation Act, as amended (49 U.S.C. § 1801, et seq.); and (xiii) their implementing regulations, each as amended and in effect on or prior to the Effective Time.
          (ii) “Environmental Permits” means any permit, license, registration, or authorization pursuant to Environmental Law.
          (iii) “Hazardous Substances” means any chemical, substance, material, product, pollutant, contaminant, compound, or waste material(s), whether solid, semisolid, gas, or liquid in nature, as any of those terms are defined, classified, or regulated by any Environmental Laws as toxic or hazardous, including petroleum or petroleum products, including crude oil and any fractions thereof, polychlorinated biphenyls, asbestos or asbestos-containing materials present in building materials or components that would reasonably be expected to adversely affect human health, urea formaldehyde foam insulation or radon.
     SECTION 3.16 Material Contracts.
          (a) Section 3.16(a) of the Company Disclosure Schedule contains a list of the following Contracts to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties or assets are bound as of the date hereof:
          (i) any Contract for the purchase, sale, lease or management of real property;
          (ii) any Contract pursuant to which the Company or any Subsidiary provides (A) electronic monitoring services, (B) reentry and supervision services, or (C) services pursuant to an Intensive Supervision and Appearance Program and which is among the Contracts (based on greatest revenue) making up 70% of the Company’s fiscal year 2010 revenue;
          (iii) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable on less than 90 days notice without material penalty and that provides for or is reasonably likely to require (A) annual payments from the Company and the Subsidiaries of $800,000 or more or (B) annual payments to the Company and the Subsidiaries of $1,000,000 or more (other than Contracts referenced in clause (ii) above));
          (iv) any partnership, limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;
          (v) any Contract (other than among consolidated Subsidiaries) evidencing or governing Indebtedness;

          (vi) any Contract that purports to limit the right of the Company or any of its Subsidiaries (A) to engage in any line of business, (B) to compete with any Person or operate in any location, or (C) to acquire equity securities of any Person;
          (vii) any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another Person, in each case other than in the ordinary course of business and in a manner consistent with past practice;
          (viii) other than Contracts for ordinary repair and maintenance, any Contract relating to the development or construction of, or additions or expansions to, the Leased Real Property, under which the Company or any of the Subsidiaries has, or expects to incur, an obligation;
          (ix) any IP License;
          (x) any employment or consulting Contract or other similar Contract entered into by the Company or any of its Subsidiaries, on the one hand, and (A) any director or officer of the Company, or (B) any other employee or consultant of the Company or any Subsidiary;
          (xi) any Contract in which the Company grants a power of attorney, agency or similar authority to another Person or entity;
          (xii) any collective bargaining Contract; and
          (xiii) any Contract for the purchase or sale of a business pursuant to which the Company or any of its Subsidiaries has continuing indemnification obligations as potential liability under any purchase price adjustment.
(the Contracts described in clauses (i) through (xiii), in each case together with all exhibits and schedules thereto are collectively referred to as the “Material Contracts”).
          (b) Neither the Company nor any Subsidiary is in material breach or violation of, or material default under, any Material Contract. To the Company’s Knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Each Material Contract constitutes a valid and binding obligation of the Company or Subsidiary party thereto and is in full force and effect. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.
     SECTION 3.17 Insurance. Section 3.17 of the Company Disclosure Schedule sets forth a complete and correct list of all insurance policies owned or held by the Company and each Subsidiary, true and complete copies of which have been made available to Parent. Except as set forth in Section 3.17 of the Company Disclosure Schedule, with respect to each such insurance policy: (a) the policy is a legal, valid and binding obligation of the Company or Subsidiary party thereto and enforceable against it in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect;

(b) neither the Company nor any Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (c) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (d) no notice of cancellation or termination has been received by the Company.
     SECTION 3.18 Interested Party Transactions. Except as disclosed in Section 3.18 of the Company Disclosure Schedule, no director, executive officer or Affiliate of the Company or any of its Subsidiaries is a party to any Contract or other material transaction with the Company or any of the Subsidiaries.
     SECTION 3.19 Corrupt Gifts and Payments. None of the Company, any Subsidiary or, to the Company’s Knowledge, any director, officer, employee or other Person acting on behalf of the Company or any Subsidiary, has, in connection with the business of the Company and the Subsidiaries (i) used any Company or Subsidiary funds for any unlawful contribution, gift, or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any governmental official or employee from any Company or Subsidiary funds or (iii) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.
     SECTION 3.20 Brokers. Except as disclosed in Section 3.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Subsidiary.
     SECTION 3.21 Customers and Suppliers. Section 3.21 of the Company Disclosure Schedule sets forth a list of the ten largest customers and the ten largest suppliers of the Company (measured in each case by dollar volume of purchases or sales during the twelve months ended June 30, 2010) and the dollar amount of purchase or sales which each such customer or supplier represented during the year ended June 30, 2010. Except as set forth in Section 3.21 of the Company Disclosure Schedule, there exists no actual or, to the Company’s Knowledge, threatened termination or cancellation of, or any materially adverse modification or change in, the business relationship of the Company with any customer or group of customers or suppliers listed in Section 3.21 of the Company Disclosure Schedule.
     SECTION 3.22 Transaction Bonuses. The Company has delivered to Parent an estimate of the amount of all bonuses, change of control and other payments due to employees of the Company or any Subsidiary, or to which any such employee of the Company or any Subsidiary shall become entitled, as a result of the consummation of the Transactions (such payments, excluding any payments pursuant to Section 2.02(c)(v), the “Transaction Bonuses”). The Transaction Bonus Amount will pay all Transaction Bonuses.
     SECTION 3.23 Product and Service Warranties. Each product sold, leased or delivered, and each service performed, by the Company or its Subsidiaries has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and neither of the Company nor any Subsidiary has any liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against any of them giving rise to any liability) for the replacement or repair of any product, the substandard performance of any service or other damages in connection with the products sold or services provided by the Company or any Subsidiary, subject only to the reserve for product and service warranty claims set forth in the Financial Statements as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company. The Company has provided copies of the standard terms and conditions of sale, lease or performance for the Company and its Subsidiaries containing applicable guaranty, warranty and indemnity provisions.
     SECTION 3.24 Governmental Programs. Except as set forth in Section 3.24 of the Company Disclosure Schedule:
          (a) to the Knowledge of the Company (i) neither the Company nor any of the Subsidiaries, as of the date hereof, is under administrative, civil or criminal investigation, indictment or information, audit (except routine audits, such as DCAA audits) or internal investigation, with respect to any alleged irregularity, misstatement or omission arising under or relating to any Contract with a Governmental Authority either as a prime contractor or as a subcontractor at any tier to which the Company or any of the Subsidiaries is a party as of the date of this Agreement (each, a “Government Contract”); and (ii) neither the Company nor any of the Subsidiaries has made a voluntary disclosure (within the last twelve (12) months) to any Governmental Authority, and there are no facts or circumstances with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract that has led or would reasonably be expected to lead to the Company or any of the Subsidiaries being suspended or debarred from doing business with any Governmental Authority;
          (b) neither the Company nor any of the Subsidiaries, as of the date hereof, is suspended or debarred from doing business with any Governmental Authority;
          (c) within the last two (2) years no Government Contract that is also a Material Contract has been terminated by the Governmental Authority party thereto due to a default under such Contract by the Company, and no Governmental Authority has or is currently asserting a default under any such contract.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that as of the date hereof and of the Closing Date:
     SECTION 4.01 Corporate Organization. Each of Parent and Merger Sub is a corporation, in each case, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

     SECTION 4.02 Certificate of Incorporation and Bylaws. Parent has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation and bylaws of Parent and Merger Sub, each as amended to date. Such certificates of incorporation and bylaws are in full force and effect.
     SECTION 4.03 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company and AEA, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity now or hereafter in effect.
     SECTION 4.04 No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and other actions described in Section 4.04(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected.
          (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, (ii) any filings required under the rules and regulations of the New York Stock Exchange (the “NYSE”), (iii) the filing and recordation of (A) appropriate merger documents as required by the DGCL and (B) appropriate documents with the relevant authorities of other states in which the Company or any of the Subsidiaries is qualified to do business, (iv) filings pursuant to the HSR Act, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing their material obligations under this Agreement.
     SECTION 4.05 Absence of Litigation. There is no Action pending or, to the knowledge of the officers of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the Transactions. Neither Parent nor any of its Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the officers of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the Transactions.
     SECTION 4.06 Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Parent, has been used by Parent for the purpose of engaging in the Transactions, and has conducted its operations only as contemplated by this Agreement.
     SECTION 4.07 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.
     SECTION 4.08 Financing. At the Closing, Parent will have available to it sufficient funds to permit Parent and Merger Sub to satisfy all of their obligations under this Agreement, including the payments and deliveries required pursuant to Article II and consummation of the Transactions. Prior to the date of this Agreement, Parent has provided to the Company true and complete copies of (i) a commitment leter, dated December 21, 2010, between Parent and BNP Paribas Securities Corp. (“BNPSC”) (ii) a commitment letter, dated December 21, 2010, among Parent, WF Investment Holdings, LLC (“WFIH”) and Wells Fargo Securites LLC (“WFS”, and together with BNPSC and WFIH, the “Financing Sources”, and the commitment letters referred to in clauses (i) and (ii) are collectively referred to as the “Debt Financing Commitments”). As of the date hereof, the Debt Financing Commitments have not been amended or modified, and the respective commitments contained in the Debt Financing Commitment have not been withdrawn or rescinded in any respect. As of the date hereof, the Debt Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of each of Parent and Merger Sub, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity now or hereafter in effect.
     SECTION 4.09 No Inducement or Reliance; Independent Assessment. Except for the representations and warranties contained in Article III of this Agreement or in any certificates delivered by the Company in connection with the Closing, Parent and Merger Sub acknowledge that none of the Company, its Subsidiaries, any Affiliate of the Company or any other Person makes any representations or warranties, and the Company hereby disclaims any other representations or warranties, whether made by the Company, its Subsidiaries, any Affiliate of the Company, or any of their respective officers, directors, employees, agents or other representatives, with respect to the negotiation, execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure in writing or orally, to Parent, Merger Sub or any of their officers, directors, employees, agents, Affiliates or other representatives of any documentation or other information.
ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER
     SECTION 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except (i) as required by applicable Law or any Governmental Authority or by any Contract to which the Company or any of the Subsidiaries is currently a party or becomes a party in accordance with this Section 5.01, (ii) as expressly contemplated by this Agreement or (iii) as set forth in Section 5.01 of the Company Disclosure Schedule, the businesses of the Company and its Subsidiaries shall be conducted in the ordinary course of business and in a manner consistent with past practice, and the Company shall, and shall cause each of the Subsidiaries to, use its commercially reasonable efforts (A) to preserve substantially intact the business organization of the Company and its Subsidiaries, (B) to preserve the assets and properties of the Company and its Subsidiaries in good repair and condition, (C) to maintain and protect rights in material Owned Intellectual Property used in the business of the Company and its Subsidiaries and (D) to preserve the current relationships of the Company and its Subsidiaries with customers and suppliers, in each case in the ordinary course of business and in a manner consistent with past practice. Except as expressly contemplated by any other provision of this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, the Company agrees that neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent:
          (a) amend or otherwise change its Organizational Documents;
          (b) issue, sell, pledge, dispose of, grant, encumber, or otherwise subject to any Lien, or authorize such issuance, sale, pledge, disposition, grant or encumbrance of or subjection to such Lien, (i) any shares of any class of capital stock of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Subsidiary (except for the issuance of shares (A) issuable pursuant to employee stock options outstanding on the date of this Agreement and granted under Company Stock Option Plan in effect on the date of this Agreement and (B) pursuant to Company Warrants outstanding on the date of this Agreement), or (ii) any properties or other assets of the Company or any Subsidiary, except assets (other than the Leased Real Property) that are not material in the ordinary course of business and in a manner consistent with past practice;
          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends or other distributions by any Subsidiary only to the Company or any direct or indirect wholly owned Subsidiary;
          (d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any capital stock of the Company or any Subsidiary;

          (e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization (or any division thereof) or any property or asset, except assets in the ordinary course of business and in a manner consistent with past practice; (ii) authorize, or make any commitment with respect to, any capital expenditure, other than in accordance with budgets previously made available to Parent; (iii) acquire, enter into or extend any option to acquire, or exercise an option to acquire, real property or commence construction of, or enter into any Contract to develop or construct, other real estate projects; (iv) enter into any material new line of business; or (v) make any material investments in Persons other than existing Subsidiaries;
          (f) (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers, consultants, managers or employees, except for increases in compensation in the ordinary course of business and in a manner consistent with past practice; (ii) grant any retention, severance or termination pay to, or enter into any employment, consulting, management, bonus, change of control or severance agreement with, any current or former director, officer consultant, manager or other employee of the Company or of any Subsidiary; (iii) establish, adopt, enter into, terminate or amend any Plan or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement for the benefit of any director, officer, consultant, manager or employee except as required by Law; (iv) loan or advance any money or other property to any current or former director, officer or employee of the Company or the Subsidiaries; or (v) grant any equity or equity based awards, provided that equity awards may be transferred in accordance with the terms of the applicable plan document or agreement;
          (g) change any of the material accounting policies, practices or procedures used by the Company and its Subsidiaries as of the date hereof, except as may be required or permitted as a result of a change in applicable Law or in United States GAAP;
          (h) make any change (or file for such change) in any method of Tax accounting;
          (i) make (other than in the ordinary course of business or consistent with past practice), revoke or rescind any material Tax election, file any amended Tax Return, enter into any closing agreement relating to Taxes, settle or compromise any claim or dispute relating to Taxes in excess of $200,000, or surrender any right to a claim for a Tax refund in excess of $200,000;
          (j) pay, discharge, waive, settle or satisfy any claim, liability or obligation that is not an Action, other than the payment, discharge, waiver, settlement or satisfaction in the ordinary course of business and consistent with past practice;
          (k) waive, release, assign, settle or compromise any pending or threatened Action (i) requiring payment by the Company or any Subsidiary in excess of $250,000 individually or $250,000 in the aggregate, unless such payments are fully covered by the Company’s or such Subsidiary’s insurance policies, or (ii) that is brought by any current, former or purported holder of any securities of the Company in its capacity as such and that (A) requires any payment to such security holder by the Company or any Subsidiary, or (B) adversely affects in any material respect the ability of the Company and the Subsidiaries to conduct their business in a manner consistent with past practice;
          (l) (i) enter into, materially amend or modify, or consent to the termination of (other than a termination in accordance with its terms) any Material Contract (other than in the ordinary course of business), or (ii) amend, waive, modify or consent to the termination of (other than a termination in accordance with its terms) the Company’s or any Subsidiary’s material rights thereunder;
          (m) fail to maintain in full force and effect (unless terminated in accordance with its terms) the existing insurance policies covering the Company and the Subsidiaries and their respective properties, assets and businesses;
          (n) effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988;
          (o) initiate or consent to any material zoning classification of any Leased Real Property;
          (p) except as set forth in this Agreement, repurchase, repay or incur any Indebtedness after the date hereof, other than (i) Indebtedness incurred in the ordinary course of business not to exceed $5,000,000 in the aggregate, (ii) interest accrued on outstanding Indebtedness and (iii) repayment and repurchase Contracts in effect as of the date hereof;
          (q) amend, modify or waive any term of any outstanding security of the Company or any of its Subsidiaries, except (i) as required by this Agreement, (ii) in connection with accelerating the vesting schedules of the Company Stock Options to the extent required by the Company Stock Option Plans or the agreements pursuant to which such Company Stock Options were granted, and (iii) in connection with cancelling the Company Stock Options and the Company Stock Option Plans;
          (r) enter into, or amend, any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union, except as required by Law;
          (s) adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries other than as contemplated hereunder; or
          (t) authorize, commit or agree to do any of the foregoing.

ARTICLE VI
ADDITIONAL AGREEMENTS
     SECTION 6.01 Access to Information; Confidentiality.
          (a) Except as otherwise prohibited by applicable Law or the terms of any Contract entered into prior to the date hereof or would be reasonably expected to violate any attorney-client privilege, from the date of this Agreement until the Effective Time, the Company shall (and shall cause the Subsidiaries to), at Parent’s expense: (i) provide to Parent and to the officers, directors, employees, accountants, consultants, legal counsel, financing sources (including the Financing Sources), agents and other representatives (collectively, “Representatives”) of Parent reasonable access, during normal business hours and upon reasonable prior notice by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof, and (ii) furnish promptly to Parent or its Representatives such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Subsidiaries as Parent or its Representatives may reasonably request; provided that Parent and its Representatives shall take such action as is deemed necessary in the reasonable judgment of the Company or the Subsidiaries to schedule such access and visits through its designated officer and in such a way as to avoid disrupting in any material respect the normal business of the Company or the Subsidiaries.
          (b) Subject to Article V, nothing contained in this Agreement shall be construed to give to Parent or Merger Sub, directly or indirectly, rights to control or direct the Company’s or the Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and the Subsidiaries’ operations.
          (c) All information obtained by Parent or its Representatives pursuant to this Section 6.01 shall be kept confidential in accordance with the confidentiality agreement (the “Confidentiality Agreement”), executed in connection with this Transaction.
          (d) Any actions taken pursuant to this Section 6.01, and/or the failure to take any actions pursuant to this Section 6.01, shall not affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.
     SECTION 6.02 Covenants Regarding Stockholder Consent. Prior to Closing, AEA shall exercise its rights under the Stockholders’ Agreement in respect of the “Sale of the Business” provisions contained therein in furtherance of the Merger and shall deliver a written request to each of the Stockholders of the Company, requesting each such Stockholder to irrevocably (a) consent, in accordance with and pursuant to Section 228 of the DGCL, to (i) the Company’s execution, delivery and performance of this Agreement, (ii) the Merger, and (iii) the other Transactions, and (b) agree to vote or cause to be voted all of such Stockholder’s Securities in favor of the transactions contemplated by this Agreement. AEA and the Company hereby agree that Parent and Merger Sub are third party beneficiaries of the Stockholders’Agreement solely for the purposes of enforcing AEA’s rights thereunder in respect of this Section 6.02.

     SECTION 6.03 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non occurrence, of which has caused any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in the case of representations or warranties of such party not qualified by any “material” or “Company Material Adverse Effect” qualifier, or in any respect, in the case of representations or warranties of such party qualified by the “material” or “Company Material Adverse Effect” qualifier, and (b) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.03 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. In addition, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of any notice or other communication (i) from any Person and the response thereto of the Company or the Subsidiaries or Parent, as the case may be, or its or their Representatives alleging that the consent of such Person is or may be required in connection with this Agreement or the Transactions, and (ii) from any Governmental Authority and the response thereto of the Company or the Subsidiaries or Parent, as the case may be, or its or their Representatives in connection with this Agreement or the Transactions.
     SECTION 6.04 Further Action; Reasonable Best Efforts.
          (a) Each of the parties hereto agrees to use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions and, (ii) obtain from Governmental Authorities and third parties any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective subsidiaries in connection with the authorization, execution and delivery of this Agreement.
          (b) Prior to the Effective Time, the Company shall (and shall cause each of its Subsidiaries to) use its commercially reasonable efforts, upon the reasonable request of Parent or Merger Sub and at Parent’s or Merger Sub’s sole cost and expense (and if such costs or expenses are first paid by the Company or any Subsidiary, Parent or Merger Sub shall promptly reimburse the Company or such Subsidiary for such costs and expenses upon request), to cooperate with Parent in connection with Parent’s arranging its debt financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or Company Subsidiary), including, but not limited to: (i) if requested by Parent, making the Company’s and its Subsidiaries’ officers available to attend ratings agency meetings, to the arrangers of such financings and to Parent’s existing and potential lenders, (ii) providing such information reasonably requested by Parent or the arrangers of such financing and existing and potential lenders (including information reasonably requested to be included in the materials contemplated by the Debt Financing Commitments), (iii) providing (when available) interim unaudited financial statements for each quarterly period ended prior to the Closing Date since the date of the latest audited financial statements, and (iv) providing to the holders of Indebtedness existing as of the Closing Date all such notifications (including redemption notices), certificates and other information as may be required by the instruments governing such Indebtedness and requests for payoff letters in order to effect the payoff of such Indebtedness and the release of any liens securing such Indebtedness concurrently with the Closing as contemplated by Section 2.02(c)(i). Notwithstanding any cooperation provided to Parent and Merger Sub by the Company with respect to financing pursuant to this Section 6.04, each of Parent and Merger Sub agrees and acknowledges that the Closing of the Transactions shall not be subject to any financing contingency or to the receipt of debt financing by Parent or Merger Sub.
          (c) As soon as practicable after the date of this Agreement (and in any event no later than 10 days after the date of this Agreement), each of the parties hereto agrees to file the notifications and other information, if any, required to be filed pursuant to the HSR Act with respect to the Transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act, and in connection therewith, each party shall (i) promptly notify the other party of any material communication between that party and any Governmental Authority; and (ii) not participate or agree to participate in any substantive meeting or discussion with any Governmental Authority unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, give the other party the opportunity to attend and participate in such meeting or discussion.
          (d) Subject to appropriate confidentiality protections, each of Parent and the Company shall (i) have the right to review and approve in advance drafts of all applications, notices, petitions, filings, communications and other documents submitted or exchanged with any Governmental Authority made or prepared in connection with the items described in clauses (a) and (c) above or otherwise in connection with this Agreement and the Transactions, which approval shall not be unreasonably withheld or delayed, (ii) cooperate with each other in connection with the making of all such filings or communications, (iii) furnish to the other party such necessary information and assistance as such other party may reasonably request with respect to the foregoing and shall provide the other party with copies of all filings or material communications made by or between such party and any applicable Government Authority, and, upon request, any other information supplied by such party to a Governmental Authority in connection with this Agreement and the Transactions.
          (e) The Company shall use its commercially reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Transactions, (ii) disclosed in the Company Disclosure Schedule or (iii) required to prevent a Company Material Adverse Effect from occurring prior to the Effective Time. In the event that the Company shall fail to obtain any of their respective third party consent described above, the Company shall use its reasonable commercial efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent and their respective businesses resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. In addition, at the request of Parent, the Company shall use its commercially reasonable efforts to assist Parent in obtaining (A) any estoppel certificates from any ground lessor under the ground leases underlying the Leased Properties, and (B) customary “comfort” letters from any franchisors or licensors under any franchise or license agreements to which the Company or any Subsidiary is a party.

          (f) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Authority) with respect to the Merger or any other Transaction, (i) without the prior written consent of Parent which shall not be unreasonably withheld, none of the Company or any of its Subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Parent, the Company, Merger Sub or their respective Affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation.
          (g) Each of the Company and its Subsidiaries will, and will cause each of its Representatives to, use its reasonable efforts, subject to applicable Laws, to cooperate with and assist Parent and Merger Sub in connection with planning the integration of the Company and its Subsidiaries and their respective employees with the business operations of Parent and its Subsidiaries.
          (h) Notwithstanding anything to the contrary in this Agreement, in connection with Section 6.04(a), nothing in this Agreement shall require, or be construed to require, Parent to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or Parent or any of their Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company or any of its Affiliates of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or to agree to any changes to (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of the ability of the Company or Parent or any of their Affiliates to own or operate, any such assets, licenses, operations, rights, product lines, business or interest therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation. With regard to any Governmental Authority or any proceeding by a private party regarding any of the transactions contemplated hereby, neither Company or any of its Affiliates, without Parent’s prior written consent, shall discuss or commit to any divestiture or consent decree, discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that would limit Parent’s freedom of action with respect to the Company and its Affiliates after the Effective Time, Parent’s ability to retain any assets, licenses, operations, rights, product lines, businesses or interest therein of the Company and its Affiliates or Parent’s ability to receive the full benefits of this Agreement.
     SECTION 6.05 Obligations of Parent and Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and cause the MergerSub to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.
     SECTION 6.06 Public Announcements. Neither Parent nor the Company shall issue any press release with respect to this Agreement or any of the Transactions, except to the extent public disclosure is required by applicable Law or the requirements of the NYSE or

NASDAQ National Market, in which case the issuing party shall use its reasonable best efforts to consult in good faith with the other party before issuing any such release or making any such public disclosure.
     SECTION 6.07 Resignations. At or prior to Closing, Company shall obtain and deliver to Parent evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of the directors of the Company or any Subsidiary.
     SECTION 6.08 Tax Return Filings.
          (a) The Company and each Subsidiary shall prepare and timely file (or cause to be prepared and timely filed) with the appropriate Tax authorities all Tax Returns required to be filed by the Company or such Subsidiary on or before the Closing Date. Each such Tax Return shall be prepared in a manner consistent with the prior practice of the Company or such Subsidiary unless otherwise required by applicable Tax Law.
          (b) Each of Parent, the Company, and their respective Subsidiaries agree that the payments made to holders of Company Stock Options are properly allocable to the portion of the Closing Date after the Effective Time, as described in Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) and shall take no position inconsistent with the treatment described in such Treasury Regulation (i.e., under the “next day rule” described therein) on any Tax Returns or in any audit or proceeding with a taxing authority.
          (c) The Stockholders’ Representative and Parent shall cooperate, and cause their representatives and affiliates to cooperate, as and to the extent reasonably requested by the other, and at the expense of the requesting party in connection with the preparation and filing of Tax Returns and any Tax Contest. Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Returns or Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent agrees to retain all books and records (to the extent in Parent’s possession or control) relevant to Taxes of the Companies (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period.
     SECTION 6.09 No Solicitation.
          (a) From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement, the Company shall not, and shall cause its Subsidiaries, and shall take commercially reasonable steps to cause its Representatives not to, directly or indirectly: (i) initiate or knowingly solicit the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations or (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach its obligations hereunder or propose or agree to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries to, immediately cease and take commercially reasonable efforts to cause its Representatives to terminate any solicitation, knowing encouragement, discussion or negotiation with any Persons conducted by the Company or its Subsidiaries or any of their Representatives prior to the date of this Agreement with respect to any Acquisition Proposal.
          (b) For purposes of this Agreement, “Acquisition Proposal” means any bona fide offer or proposal, or any indication of interest in making a bona fide offer or proposal, made by a Person or group at any time which is structured to permit such Person or group to acquire, in one transaction or a series of transactions, beneficial ownership of at least 10% of the assets of, equity interest in, or businesses of, the Company and its Subsidiaries, taken as a whole, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, in each case other than the Merger.
     SECTION 6.10 Preservation of Books and Records . For such time as may be required by Law:
          (a) Parent shall, and shall cause its Affiliates to, preserve and retain, all corporate, accounting, legal, auditing, human resources and other books and records of the Surviving Corporation and each of its Subsidiaries (including any documents relating to any governmental or non-governmental claims, actions, suits, proceedings or investigations) relating to the conduct of the business and operations of the Surviving Corporation and its Subsidiaries prior to the Closing Date (collectively, the “Books and Records”).
          (b) Parent shall, and shall cause its Affiliates to, make available to the Stockholders’ Representative upon reasonable notice and at reasonable times and upon written request access to such Books and Records (subject to reasonable conditions which may be imposed by Parent and its Affiliates), to the extent reasonably required in anticipation of, or preparation for, existing or future Action, Tax Actions, audit, investigation or other matters in which such Stockholders or any of their Affiliates are involved, subject to the Stockholders’ Representative reimbursing Parent for reasonable out-of-pocket expenses incurred in performing the covenants contained in this Section 6.10.
     SECTION 6.11 Indemnification of Directors and Officers.
          (a) Parent and Merger Sub agree to cause the Surviving Corporation to ensure, and the Surviving Corporation immediately following the Closing agrees to ensure, that all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company or any of the Company Subsidiaries or who, at the request of the Company or any of the Company Subsidiaries, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) as provided in the respective Organizational Documents and indemnification agreements to which the Company or any of the Subsidiaries is a party, shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such Organizational Documents shall not be amended, repealed or otherwise modified; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.
          (b) At the Effective Time, Parent shall cause the Surviving Corporation to purchase (at the Surviving Corporation’s sole cost and expense) and maintain in effect for a period of six (6) years thereafter, “run-off” coverage as provided (i) by the Company’s directors’ and officers’ liability insurance policies and (ii) by the Company’s fiduciary and employee benefit policies, in each case, covering those Persons who are covered on the date of this Agreement by such policies.
          (c) Notwithstanding any other provisions hereof, the obligations of Parent and the Surviving Corporation contained in this Section 6.11 shall be binding upon the successors and assigns of Parent and the Surviving Corporation. In the event Parent or the Surviving Corporation, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 6.11.
          (d) The obligations of Parent and the Surviving Corporation under this Section 6.11 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 6.11 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 6.11 applies shall be third-party beneficiaries of this Section 6.11, each of whom may enforce the provisions of this Section 6.11).
     SECTION 6.12 Parachute Payments. Before the Closing, the Company shall submit to its stockholders for approval (in a manner reasonably satisfactory to Parent and after the review and approval by Parent of the documents to be submitted to the Company stockholders) by such stockholders, pursuant to and as described in Section 280G(b)(5)(B) of the Code (and the Treasury Regulations promulgated thereunder), any payments and/or benefits that would otherwise constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code). Before the Effective Time the Company shall deliver to Parent evidence reasonably satisfactory to Parent (i) that a Company stockholder vote was solicited in conformity with Section 280G of the Code and the Treasury Regulations promulgated thereunder, and the requisite Company stockholder approval meeting the requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder was obtained with respect to any payments and/or benefits that were subject to the Company stockholder vote (the “280G Approval”) or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided.
     SECTION 6.13 Letters of Transmittal. The Company shall use its commercially reasonable efforts to obtain from each Security Holder and deliver to Parent, on or before the

Closing Date, (a) a fully completed and duly executed Letter of Transmittal and (b) copies of all Certificates evidencing all shares of Company Common Stock held by such Security Holder; and the Company agrees to use its commercially reasonable efforts to deliver originals of all such Certificates to Parent within two (2) business days following Closing.
ARTICLE VII
CONDITIONS TO THE MERGER
     SECTION 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:
          (a) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
          (b) U.S. Antitrust Approvals and Waiting Periods. Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
     SECTION 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:
          (a) Representations and Warranties. The representations and warranties of the Company contained in Article III shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or other similar materiality qualification set forth in such representations and warranties) as of the date of this Agreement and on and as of the Effective Time as though made as of the Effective Time (except for representations and warranties which address matters only as of a specific date, which shall continue as of the Effective Time to be true and correct as of such specific date), except to the extent that the failure to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect.
          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
          (c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Company and certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).
          (d) No Company Material Adverse Effect. Since the date hereof, no event has occurred which has had or could reasonably be expected to have a Company Material Adverse Effect.

          (e) Real Property. Parent shall have received either (i) a statement by the Company, meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) certifying that the Company is not, and has not been during the time period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation as defined in Section 897(c)(2) of the Code or, if such statement cannot be provided, (ii) a certification of non-foreign status from each stockholder of the Company, which certification meets the requirements of Treasury Regulations Section 1.1445-2(b)(2).
          (f) Payoff of Company Indebtedness and Termination of Liens. The Company shall have delivered the Payoff Letters to Parent.
          (g) Termination of Certain Agreements. Company and AEA shall have delivered to Parent executed terminations of the Management Agreements and Stockholders’ Agreement.
     SECTION 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:
          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in Article IV shall be true and correct (without giving effect to any limitation as to “materiality” or other similar materiality qualification set forth in such representations and warranties) as of the date of this Agreement and on and as of the Effective Time as though made as of the Effective Time (except for representations and warranties which address matters only as of a specific date, which shall continue as of the Effective Time to be true and correct as of such specific date), except to the extent that the failure to be so true and correct, individually or in the aggregate, would not have a Parent Material Adverse Effect.
          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
          (c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     SECTION 8.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the board of directors of the terminating party or parties, notwithstanding any requisite adoption of this Agreement by the stockholders of the Company, as follows:
          (a) by mutual written consent of Parent and the Company;
          (b) by either Parent or the Company if the Effective Time shall not have occurred on or before March 31, 2011; provided, however, that the right to terminate this

Agreement under this Section 8.01(b) shall not be available to any party whose actions in breach of this Agreement or whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of any of the conditions set forth in Article VII having failed to be satisfied on or before such date;
          (c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) or taken any other action (including the failure to have taken an action) which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;
          (d) by Parent upon a breach of any covenant or agreement on the part of the Company contained in this Agreement, or if any representation or warranty of the Company contained in this Agreement shall have become untrue or inaccurate, in each case such that (i) the conditions set forth in Section 7.02(a) or Section 7.02(b) (as the case may be) would not be capable of being satisfied, and (ii) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, has not been cured within 30 days after notice to the Company; or
          (e) by the Company upon a breach of any covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or if any representation or warranty of Parent or Merger Sub contained in this Agreement shall have become untrue or inaccurate, in each case such that (i) the conditions set forth in Section 7.03(a) or Section 7.03(b) (as the case may be) would not be capable of being satisfied, and (ii) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, has not been cured within 30 days after notice to Parent.
     SECTION 8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, all obligations of the parties hereunder shall terminate, except that the obligations contained in Section 6.01(c) (confidentiality), Section 6.06 (public announcements), Article IX and this Section shall survive, and except that no such termination shall relieve any party from liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by a party’s stockholders taking into consideration all relevant matters, including other sale opportunities and the time value of money) suffered by another party to the extent such liabilities or damages were the result of fraud or the willful and material breach of this Agreement.
     SECTION 8.03 Fees and Expenses. Except as set forth herein, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated. “Expenses”, as used in this Agreement, shall include all reasonable out of pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of stockholder approvals and all other matters related to the closing of the Merger and the other Transactions.
     SECTION 8.04 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time provided such amendment is in compliance with Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
     SECTION 8.05 Extension; Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
ARTICLE IX
INDEMNIFICATION
     SECTION 9.01 Survival. Each covenant or agreement in this Agreement shall survive the Closing until fully performed in accordance with its terms, and each representation and warranty in this Agreement shall survive the Closing until the date which is twelve (12) months from the Closing Date, except as to any matter with respect to which a written claim shall have been made in accordance with Section 9.03 or action at law or in equity shall have been commenced, in each case, before such date, in which event survival shall continue (but only with respect to, and to the extent of, such claim until such claim shall have been finally resolved).
     SECTION 9.02 Indemnification.
          (a) By the Security Holders. Subject to the provisions of this Article IX, from and after the Closing, each Security Holder, agrees (solely through the application of the Holdback Fund) to indemnify fully, hold harmless, protect and defend, any of Parent, Merger Sub, their respective Affiliates and the respective directors, officers, managers, agents and employees, successors and assigns of the foregoing (collectively, the “Parent Indemnitees”) from and against any and all (A) losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges and (B) expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder, including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals (collectively, “Losses”):
          (i) incurred by any of them arising out of, relating to, or based upon any inaccuracy in, or breach of, any representations or warranties of the Company contained in this Agreement or any certificate delivered in connection herewith;

          (ii) incurred by any of them arising out of, relating to, or based upon any failure to perform, or other breach of, any of the covenants or agreements of the Company contained in this Agreement;
          (iii) relating to (A) payments (calculated on a per share basis) made in respect of any Dissenting Shares in excess of the Aggregate Merger Consideration Per Share, and (B) costs and expenses incurred by Parent and/or the Surviving Corporation related to any appraisal proceedings brought in connection with the Merger; and
          (iv) arising out of or relating to the matters set forth in Section 9.02(iv) of the Company Disclosure Schedule.
          (b) By Parent. Subject to the provisions of Section 9.01 relating to the survival of representations and warranties and other applicable limitations set forth in this Article IX, from and after the Closing, Parent agrees to and shall indemnify fully, hold harmless, protect and defend, any of the Security Holders, their Affiliates, and their respective directors, officers, agents, employees, stockholders, members, partners, agents, employees, successors and assigns (collectively, the “Security Holder Indemnitees”) from and against:
          (i) any and all Losses incurred by any of them arising out of, relating to, or based upon any inaccuracy in, or breach of, any representations or warranties of Parent or Merger Sub contained in this Agreement or any certificate delivered in connection herewith; and
          (ii) any and all Losses incurred by any of them arising out of, relating to, or based upon any failure to perform, or other breach of, any of the covenants or agreements of Parent, Merger Sub or the Surviving Corporation contained in this Agreement.
          (c) Certain Limitations on the Rights of Parent Indemnitees. Any recovery by any of the Parent Indemnitees for indemnification under this Section 9.02 shall be subject to the following: (i) the Parent Indemnitees shall not be entitled to recover any amount for indemnification claims under Section 9.02(a)(i) or (iv) unless and until the amount that the Parent Indemnitees are entitled to recover in respect of such claims exceeds, in the aggregate, One Million Dollars ($1,000,000) (the “Deductible”), in which event the entire amount that the Parent Indemnitees are entitled to recover in respect of such claims less the Deductible shall be payable (except for any claims for indemnification for breaches of the representations and warranties set forth in Sections 3.03(a), 3.03(b) and 3.14 which shall not be subject to the Deductible), (ii) no individual claim or series of related claims by any of the Parent Indemnitees for indemnification under this Agreement shall be valid and assertable unless it is (or they, in the aggregate, are) for an amount in excess of $25,000 and, (iii) the maximum amount recoverable by the Parent Indemnitees for indemnification claims under this Agreement shall, in the aggregate, not exceed the Holdback Fund.

     SECTION 9.03 Procedure.
          (a) Direct Claims.
          (i) If either a Parent Indemnitee, on the one hand, or a Security Holder Indemnitee, on the other hand, shall have a claim for indemnification hereunder (each, as applicable, an “Indemnified Party”), the Indemnified Party shall give, as promptly as is reasonably practicable, written notice (a “Claim Notice”) to, in the case of a Security Holder Indemnitee, Parent, and in the case of a Parent Indemnitee, the Stockholders’ Representative (each of Parent and the Stockholders’ Representative, for purposes herein, an “Indemnifying Party”), describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, that (A) a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced; and (B) failure to give such notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent it shall have been prejudiced by such failure.
          (ii) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Article IX shall be determined: (A) by the written agreement between the Indemnified Party and the Indemnifying Party; (B) by a final judgment or decree of any court of competent jurisdiction; or (C) by any other means to which the Indemnified Party and the Indemnifying Party shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.
          (iii) To the maximum extent permitted under applicable Law, each party hereto or beneficiary of an indemnification payment made hereunder agrees to report each indemnification payment hereunder as an adjustment to the merger consideration paid by Parent hereunder for federal income tax purposes.
          (b) Third Party Claims.
               (i) Subject to Section 9.03(b)(ii), the Indemnified Party shall have the right to conduct and control, through counsel of its choosing (but reasonably acceptable to the Indemnifying Party), the defense, compromise or settlement of any third Person claim, action or suit (each, a “Third Party Claim”) against any Indemnified Party as to which indemnification will be sought by any Indemnified Party hereunder, and in any such case the parties hereto shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnified Party in connection therewith; provided, that (A) the Indemnifying Party may participate, through counsel chosen by it and at its own expense, in the defense of any such claim, action or suit (including, without limitation, any audit or administrative or judicial proceeding related to Taxes) as to which the Indemnified Party has so elected to conduct and control the defense thereof; and (B) the Indemnified Party shall not, without the written consent of the Indemnifying Party (which written consent shall not be unreasonably withheld), pay, compromise or settle any such claim, action or suit (including, without limitation, any audit, assessment, or adjustment related to Taxes). Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any such claim, action or suit without such consent, provided that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder.
          (ii) If any Third Party Claim, action or suit against any Indemnified Party is solely for money damages or will have no material adverse effect on the reputation of Parent or the Surviving Corporation and does not involve a claim by a material Governmental Authority customer of the Company or any of the Subsidiaries, then the Stockholders’ Representative, on behalf of the Security Holders hereunder, (and provided (i) that the Stockholder’s Representative acknowledges obligation of the Security Holders to provide indemnity for such Claim hereunder and (ii) such Third Party Claim does not (and is not reasonably expected to) exceed the Holdback Amount); shall have the right to conduct and control, through counsel of its choosing, the defense of any such Third Party Claim; provided further that (A) the Stockholders’ Representative shall not pay, settle or compromise any such claim, action or suit without the consent of the Indemnified Party (which written consent shall not be unreasonably withheld). The Indemnified Party shall cooperate in connection therewith (at the Security Holders’ expense) and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Stockholders’ Representative in connection therewith; provided that the Indemnified Party may participate, through counsel chosen by it and at its own expense, in the defense of any such claim, action or suit as to which the Stockholders’ Representative, on behalf of the Security Holders hereunder, has so elected to conduct and control the defense thereof. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any such claim, action or suit, provided that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder unless the Indemnified Party shall have sought the consent of the Stockholders’ Representative to such payment, settlement or compromise and such consent was unreasonably withheld, in which event no claim for indemnity therefor hereunder shall be waived.
     SECTION 9.04 Indemnity Escrow.
          (a) Subject to the terms and conditions of this Agreement and the Escrow Agreement, the sole source of any indemnification of the Parent Indemnitees pursuant to this Agreement shall be the amounts in the Holdback Fund.
          (b) Any cash remaining in the Holdback Fund on the first anniversary of the Closing Date (minus the maximum aggregate amount of any claims asserted in accordance with this Article IX by the Parent Indemnitees against the Holdback Fund pursuant to Section 9.02(a) that are not fully resolved as of the first anniversary of the Closing Date (“Pending Claims”))

shall be released to the Stockholders’ Representative on the first Business Day following the first anniversary of the Closing Date and Parent and the Stockholders’ Representative shall deliver a Joint Direction instructing the Escrow Agent to make a payment in such amount to the Stockholders’ Representative out of the Holdback Fund, on behalf of, and for distribution in accordance with Section 9.04(c) to, the Security Holders. Upon the resolution of any Pending Claims, the aggregate amount of such Pending Claim which is not paid to the Parent Indemnitees shall be promptly released to the Stockholders’ Representative for further distribution to the Security Holders and to pay the Stockholders’ Representative Expenses.
          (c) Promptly following receipt by the Stockholders’ Representative of one or more payments from the Holdback Fund pursuant to Section 9.04(b), the Stockholders’ Representative shall pay:
          (i) to each Stockholder, with respect to each share of Company Common Stock outstanding immediately prior to the Effective Time for which a Stock Certificate (and the related Letter of Transmittal) has been properly surrendered, an amount equal (A) the amount released from the Holdback Fund minus all unreimbursed Stockholders’ Representative Expenses which have been incurred prior to the release of funds from the Holdback Fund, divided by (B) the Fully Diluted Number.
          (ii) to each Optionholder, with respect to each share of Company Common Stock underlying each of such Optionholder’s Company Stock Options immediately prior to the Effective Time (and for which a Letter of Transmittal has been delivered), an amount equal (A) the amount released from the Holdback Fund minus all unreimbursed Stockholders’ Representative Expenses which have been incurred prior to the release of funds from the Holdback Fund, divided by (B) the Fully Diluted Number.
          (iii) to each Warrantholder with respect to each share of Common Stock underlying such Warrantholder’s Company Warrants immediately prior to the Effective Time (and for which a Letter of Transmittal has been delivered), an amount equal (A) the amount released from the Holdback Fund minus all unreimbursed Stockholders’ Representative Expenses which have been incurred prior to the release of funds from the Holdback Fund, divided by (B) the Fully Diluted Number.
     SECTION 9.05 Other Provisions.
          (a) Loss Offsets. The amount of any Loss for which indemnification is provided under Section 9.02(a) or Section 9.02(b) shall be net of (i) any amount in respect of such Loss for which a reserve or accrual is established on Closing Working Capital or which has been expressly taken into account as a current liability for purposes of the calculation of the Aggregate Merger Consideration Per Share, (ii) any amounts recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party, (iii) any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Loss, and (iv) an amount equal to the Tax benefit attributable to such Loss received in cash or received through a reduction in Taxes otherwise payable by Parent or the Surviving Corporation.

          (b) Exclusive Remedies. Following the Closing, this Article IX shall provide the sole and exclusive remedy of the Parent Indemnitees and the Security Holder Indemnitees, whether in contract, tort or otherwise, for all matters arising out of or relating to this Agreement and the Transactions, including for any inaccuracy or breach of any representation, warranty, covenant or agreement set forth herein, except with respect to claims for actual fraud.
          (c) For purposes of determining the existence of any misrepresentation, breach of warranty, any and all references to “material” shall be disregarded.
ARTICLE X
GENERAL PROVISIONS
     SECTION 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be given (a) on the date of delivery if delivered personally, (b) on the first Business Day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Parent or Merger Sub:	The GEO Group, Inc.
One Park Place
621 Northeast 53rd Street, Suite 700
Boca Raton, FL 33487
Attention: John J. Bulfin, Secretary
Facsimile: (561) 999-7635

with a copy to (which shall not constitute notice):	Akerman Senterfitt One Southeast Third Avenue, Suite 2800 Miami, Florida 33131 Facsimile : (305) 374-5095 Attention: Jose Gordo Scott A. Wasserman

if to the Company:	BI Incorporated 6400 Lookout Road Boulder, CO 80301 Attention: CFO Fax: (303) 218-1463

with a copy to (which shall not constitute notice):	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Facsimile : (212) 859 4000 Attention: Christopher Ewan, Esq.
     SECTION 10.02 Certain Definitions; Interpretation.
          (a) For purposes of this Agreement, the following terms (whether capitalized or not, except as otherwise indicated below) used in this Agreement shall have the meaning set forth below:
               “Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
               “beneficial owner,” with respect to any shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.
               “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.
               “Company Stock Option” means a right, whether vested or unvested, to purchase Company Common Stock pursuant to the Company Stock Option Plan.
               “Company Stock Option Plan” means BII Holding Corporation 2008 Stock Option Plan.
               “Company Warrant” means the warrant to purchase Company Common Stock, dated August 15, 2008, issued to Intermediate Capital Investments Limited.
               “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.
               “Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity or quasi-equity ownership interests (including, but not limited to interests in ownership, earnings or distributions) in a Person, and any Equity Rights entitling the holder thereof to purchase or acquire any such equity interest.
               “Equity Rights” means, with respect to any Person, any subscriptions, options, warrants, commitments, preemptive rights or agreements of any kind (including any shareholders’ or voting trust agreements) for the issuance, sale, registration or voting of, or securities convertible into, any additional shares of capital stock of any class, or partnership or other Equity Interests of any type in, such Person.
               “Exchange Act” means the Securities Exchange Act of 1934, as amended.
               “GAAP” means United States generally accepted accounting principles as in effect from time to time.
               “Indebtedness” means (i) indebtedness for borrowed money (including any accrued and unpaid interest thereon and any and all change in control premiums, prepayment costs, breakage costs, related expenses and fees and any other amounts payable in respect thereof by Company or any Subsidiary), secured or unsecured, (ii) obligations under conditional sale or other title retention Contracts relating to purchased property, (iii) capitalized lease obligations, (iv) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (v) guarantees of any of the foregoing of any other Person; provided, that Indebtedness shall not include (A) accounts payable to trade creditors, accrued expenses to the extent included in Working Capital and deferred revenues arising in the ordinary course of business consistent with past practice, (B) the endorsement of negotiable instruments for collection in the ordinary course of business and (C) Indebtedness owing from the Company to any of the Subsidiaries or from any of the Subsidiaries to the Company.
               “Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge of Brad Cooper, Bruce Thatcher and George Dehuff III.
               “Management Agreement” means the Management Agreement dated August 15, 2008 by and between Behavioral Acquisitions Corp. and AEA Investors LLC.
               “Parent Material Adverse Effect” means any Event that, individually or in the aggregate with all other Events, is materially adverse to the business, operations, assets, financial condition or results of operations of Parent and its subsidiaries taken as a whole, or which, with respect to Parent, would reasonably be expected to prevent or materially delay the Transactions or prevent or materially impair or delay the ability of Parent to perform its obligations hereunder. Notwithstanding the foregoing, a Parent Material Adverse Effect shall not be deemed to include any Event to the extent resulting from any one or more of the following: (i) any Event in any of the industries in which Parent and its subsidiaries operate generally, (ii) any Event in United States financial or securities markets, general economic or business conditions, or political or regulatory conditions, (iii) any change in Law or GAAP or the interpretation or enforcement of either, (iv) the execution and delivery of this Agreement, the pendency or public disclosure of this Agreement or the Transactions (or any action taken by a party in response to such announcement), or the consummation of the Transactions, or other communication by Parent or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to any of the businesses of Parent and its subsidiaries including any loss or threatened loss of employees, customers, suppliers, distributors or others having relationships with Parent or any of its subsidiaries, in each case to the extent arising out of the foregoing,

(v) any outbreak or escalation of hostilities or war or any act of terrorism, (vi) any change resulting from any action taken or failed to be taken by Parent or its Affiliates at the written request of Parent or (vii) any failure, in of itself, of Parent or any of its subsidiaries to meet, with respect to any period or periods, any internal projections, forecasts, estimates of earnings or revenues, or business plans (it being understood that the facts and circumstances giving rise or contributing to any such failure may, unless otherwise excluded by another clause in this definition of “Parent Material Adverse Effect,” be taken into account in determining whether a “Parent Material Adverse Effect” has occurred or would be reasonably be expected to occur), except, in the case of the foregoing clauses (i) through (iii) and (v) above, to the extent such changes cause a materially disproportionate impact on Parent and its subsidiaries taken as a whole compared to the companies which operate in the industries in which Parent and its subsidiaries operate as a whole.
               “Permitted Liens” means (i) statutory Liens for current Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workers’, repairers’ and other similar Liens imposed by Law arising or incurred in the ordinary course of business for obligations that are (A) not overdue or (B) being contested in good faith by appropriate proceedings; (iii) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (iv) Liens incurred in connection with the performance of Contracts (other than for borrowed money), leases, statutory obligations and other obligations of a like nature incurred in the ordinary course of business; (v) zoning regulations and land use restrictions that do not adversely affect, impair or interfere with the use or value of the Leased Real Property affected thereby; (vi) easements, covenants, rights-of-way, declarations and/or other restrictions of record affecting the Leased Real Property that do not adversely affect, impair or interfere with the use or value of the Leased Real Property; (vii) mortgages, deeds of trust and other security instruments, and ground leases or underlying leases covering the fee simple title, interest or estate of such landlords with respect to the Leased Real Property and to which the Real Property Leases with respect to the Leased Real Property are subordinate and; (viii) any other Liens or imperfections that are not material in amount, do not interfere with, and are not violated by, the consummation of the Transactions, and do not impair the marketability of, or materially detract from the value of or materially impair the existing use of, the property affected by such Lien or imperfection.
               “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or government, political subdivision, agency or instrumentality of a government.
               “Pro Rata Portion” means, with respect to any Person, the quotient of (i) the aggregate number of shares of Company Common Stock owned by such Person as of the Closing, plus with respect to any Optionholder or any Warrantholder, the aggregate number of shares of Company Common Stock subject to issuance as of the Closing pursuant to such Optionholder’s Vested Company Stock Options or such Warrantholder’s Company Warrants, respectively, not previously exercised on or prior to the Closing, divided by (b) the Fully Diluted Number.

               “Real Property Leases” means all leases, subleases, rights to occupy or use, licenses and other arrangements with respect to the use or occupancy of any real property to which the Company or any Subsidiary is a party, together with all amendments, modifications, side letters, estoppel letters and supplements thereto and waivers and consents thereunder.
               “Securities” means the Company Common Stock, Company Stock Option and Company Warrants.
               “Security Holders” shall be all of the holders of Securities of the Company.
               “Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated August 15, 2008, as amended, by and among the Company and the Stockholders party thereto.
               “Subsidiary” or “Subsidiaries” means an entity controlled by the Company, directly or indirectly, through one or more intermediaries, and, without limiting the foregoing, includes any entity in respect of which the Company, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.
          (b) When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a Person are also to its permitted successors and assigns. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.
          (c) For the purposes of this Agreement, any matter that is disclosed in the Company Disclosure Schedule in a manner that makes its relevance to one or more other schedules readily apparent on its face shall be deemed to have been included in such other schedules, notwithstanding the omission of a cross reference thereto. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of any Contract. The Company Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company and Parent, respectively, contained in this Agreement. Nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant.

     SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
     SECTION 10.04 Disclaimer of Other Representations and Warranties. Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions, (b) no Person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement.
     SECTION 10.05 Entire Agreement; Assignment. This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of The GEO Group, Inc., provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.
     SECTION 10.06 Parties in Interest. The terms of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective legal representatives, successors and assigns. Nothing in this Agreement, whether express or implied, shall be construed to give any Person (other than the parties hereto and their respective legal representatives, successor and assigns) any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenants, conditions or provisions contained herein, as a third party beneficiary or otherwise; provided, that from and after the Closing, (a) the Indemnified Parties shall be third party beneficiaries of the provisions of Section 6.11, with the right to pursue claims for damages and other relief (including specific performance or other equitable relief) in the event of any breach thereof and (b) the Financing Sources shall be third parties beneficiaries of the provisions of Sections 10.08 and 10.09 (and the related definitions and other provisions of this Agreement to the extent a modification or waiver or termination would serve to modify the substance or provisions of such Sections).

     SECTION 10.07 Remedies; Specific Performance.
          (a) Each party hereto shall have the right to fully enforce the terms of this Agreement and exercise without limitation all rights such party may have at law or in equity prior to, or in connection with, a termination of this Agreement.
          (b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties agree that, in addition to any other remedies, each party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy. Each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy.
     SECTION 10.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. The parties hereto hereby (a) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware) for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by the above-named courts. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim or any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of relating in any way to the Debt Financing Commitments or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).
     SECTION 10.09 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions including but not limited to any dispute arising out of or relating to the Debt Financing Commitments or the performance thereof. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.09.

     SECTION 10.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
     SECTION 10.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
     SECTION 10.12 Stockholders’ Representative.
          (a) Appointment. Each Letter of Transmittal shall provide that shareholder representative shall be the agent and attorney-in-fact for each of the Stockholders to act as in such capacity as the stockholders’ representative under this Agreement in accordance with the terms of this Section 10.12. In the event of the resignation of the Stockholders’ Representative, a successor Stockholders’ Representative reasonably satisfactory to Parent shall thereafter be appointed by an instrument in writing signed by Parent and such successor Stockholders’ Representative.
          (b) Authority. Each Letter of Transmittal shall provide that the Stockholders’ Representative is authorized and empowered to act for, and on behalf of, any or all of the Security Holders (with full power of substitution in the premises) in connection with (i) the purchase price adjustment set forth in Section 2.04, and (ii) such other matters as are reasonably necessary for the consummation of the Transactions including, without limitation, (A) to withhold any amounts received on behalf of the Security Holders in order to satisfy any actual or potential liabilities of the Security Holders under this Agreement, (B) to make any payments on behalf of the Security Holders and collect from the Security Holders (in accordance with each Security Holder’s Pro Rata Portion) any amounts paid in settlement of any claims under this Agreement, (C) to terminate, amend, waive any provision of, or abandon, this Agreement, (D) to act as the representative of the Security Holders to review and authorize all claims and disputes or question the accuracy thereof, (E) to negotiate and compromise on their behalf with Parent any claims asserted hereunder and to authorize payments to be made with respect thereto, (F) to distribute any payments to Security Holders as contemplated by this Agreement, (G) to take such further actions as are authorized in this Agreement, and (H) in general, do all things and perform all acts, including, without limitation, executing and delivering all agreements, certificates, receipts, consents, elections, instructions and other documents contemplated by or deemed by the Stockholders’ Representative to be necessary or desirable in connection with this Agreement and the Transactions. Parent and Merger Sub shall be entitled to rely on such appointment and to treat the Stockholders’ Representative as the duly appointed attorney-in-fact of each Security Holder. Notices given to the Stockholders’ Representative in accordance with the provisions of this Agreement shall constitute notice to the Security Holders for all purposes under this Agreement. The Stockholders’ Representative shall not have any duties or responsibilities except those expressly set forth in this Agreement and the Letters of Transmittal, and no implied covenants, agreements, functions, duties, responsibilities, obligations or liabilities shall be read into this Agreement, the Letters of Transmittal or shall otherwise exist against the Stockholders’ Representative.

          (c) Extent and Survival of Authority. Each Letter of Transmittal shall provide that (i) the appointment of the Stockholders’ Representative is an agency coupled with an interest and is irrevocable and any action taken by the Stockholders’ Representative pursuant to the authority set forth in this Section 10.12 shall be effective and absolutely binding on each Security Holder notwithstanding any contrary action of or direction from such Security Holder, except for actions or omissions of the Stockholders’ Representative constituting fraud or and (ii) the death or incapacity, or dissolution or other termination of existence, of any Security Holder shall not terminate the authority and agency of the Stockholders’ Representative. Parent and the Surviving Corporation shall be entitled to rely exclusively upon any communications or writings given or executed by the Stockholders’ Representative and shall not be liable in any manner whatsoever for any action taken or not taken in reliance upon the actions taken or not taken or communications or writings given or executed by the Stockholders’ Representative.
          (d) Release from Liability; Indemnification. Each Letter of Transmittal shall provide that the Stockholders’ Representative shall not be liable to any Security Holder or to any other Person, with respect to any action taken or omitted to be taken by the Stockholders’ Representative in its role as Stockholders’ Representative under or in connection with this Agreement, unless such action or omission results from or arises out of fraud or willful misconduct on the part of the Stockholders’ Representative, and the Stockholders’ Representative shall not be liable to any Security Holder in the event that, in the exercise of its reasonable judgment, the Stockholders’ Representative believes there will not be adequate resources available to cover potential costs and expenses to contest a claim made by Parent or Merger Sub against the Security Holders. Parent and Merger Sub acknowledge and agree that the Stockholders’ Representative is party to this Agreement solely for purposes of serving as the “Stockholders’ Representative” and that no claim shall be brought by or on behalf of Parent or Merger Sub against the Stockholders’ Representative with respect to this Agreement or the Transactions (other than any claim against the Stockholders’ Representative in its capacity as a Stockholder) (it being understood that any covenant or agreement that requires performance by the “parties” or a “party” at or prior to the Closing shall not be deemed to require performance by the Stockholders’ Representative unless performance by the Stockholders’ Representative is expressly provided for in such covenant or agreement).
          (e) Indemnification and Reimbursement of Expenses. The Stockholders’ Representative shall receive no compensation for service as such but shall receive reimbursement from the undistributed Holdback Fund up to $250,000 (and full reimbursement from any amount of the Holdback Fund remaining to be distributed to the Security Holders following the time distribution is permitted to the Security Holders) and be indemnified by the Security Holders, in accordance with each Security Holder’s Pro Rata Portion, for any and all expenses, charges and liabilities, including, but not limited to, reasonable attorneys’ fees (collectively, the “Stockholders’ Representative Expenses”), incurred by the Stockholders’ Representative in the performance or discharge of its duties set forth in this Section 10.12.
     SECTION 10.13 Legal Representation. The parties agree that from and after Closing, Fried Frank Harris Shriver & Jacobson LLP shall be entitled to represent the Stockholders’ Representative and the Security Holders notwithstanding its prior representation of the Company and its Subsidiaries.
[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

BII HOLDING CORPORATION

By:	/s/ Thomas J. Pryma

Name:	Thomas J. Pryma

Title:	President

PARENT:

THE GEO GROUP, INC.

By:	/s/ Brian R. Evans

Name:	Brian R. Evans

Title:	Senior Vice President and Chief Financial Officer

MERGER SUB:

GEO ACQUISITION IV, INC.

By:	/s/ Brian R. Evans

Name:	Brian R. Evans

Title:	Senior Vice President and Chief Financial Officer

AEA INVESTORS 2006 FUND L.P.

By:	AEA INVESTORS PARTNERS 2006 L.P. Its General Partner

By:	AEA MANAGEMENT (CAYMAN) LTD. Its General Partner

By:	/s/ Amy Bevacqua

Name:	Amy Bevacqua

Title:	Vice President

BII INVESTORS IF LP (solely in its capacity as Stockholders’ Representative):

By:	AEA BII Investors IF LLC, its General Partner

By:	/s/ Thomas J. Pryma

Name:	Thomas J. Pryma

Title:	Chairman